EXHIBIT 99.2
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TECK COMINCO LIMITED


CONSOLIDATED FINANCIAL STATEMENTS


FOR THE YEARS ENDED DECEMBER 31, 2006, 2005, 2004











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

TECK COMINCO LIMITED
Consolidated Balance Sheets
As at December 31

===============================================================================
(Cdn$ in millions)                                      2006               2005
-------------------------------------------------------------------------------

ASSETS

Current assets
   Cash and cash equivalents                         $ 5,054            $ 2,098
   Temporary investments                                 227                986
   Cash held in trust (Note 5)                           105                  -
   Accounts and settlements receivable (Note 6)          723                531
   Inventories (Note 7)                                  786                668
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                                                       6,895              4,283

Investments (Note 8)                                     251                649
Property, plant and equipment (Note 9)                 3,648              3,513
Oil sands properties (Note 10)                           190                 20
Other assets (Note 11)                                   463                344
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                                                    $ 11,447            $ 8,809
===============================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
   Dividends payable (Note 17(l))                      $ 216               $ 81
   Exchangeable debentures (Note 5)                      105                  -
   Accounts payable and accrued liabilities
     (Note 12)                                           763                442
   Current portion of long-term debt (Note 13)             -                213
   Current income and resource taxes payable             443                261
   Current portion of future income and
      resource taxes (Note 19(c))                        161                118
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                                                       1,688              1,115

Long-term debt (Note 13)                               1,509              1,508
Other liabilities (Note 14)                              821                667
Future income and resource taxes (Note 19(c))            880                888
Exchangeable debentures (Note 5)                           -                248
Shareholders' equity (Note 17)                         6,549              4,383
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                                                    $ 11,447            $ 8,809
===============================================================================

Commitments and contingencies (Note 22)
Subsequent event (Note 26)

Approved on behalf of the Board of Directors

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The accompanying notes are an integral part of these financial statements.

TECK COMINCO LIMITED
Consolidated Statements of Earnings
Years ended December 31

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(Cdn$ in millions, except share data)                 2006       2005      2004
--------------------------------------------------------------------------------

Revenues                                           $ 6,539    $ 4,415   $ 3,428
Operating expenses                                  (2,714)    (2,181)   (2,058)
Depreciation and amortization                         (264)      (272)     (275)
--------------------------------------------------------------------------------
Operating profit                                     3,561      1,962     1,095

Other expenses
   General and administration                          (96)       (74)      (52)
   Interest on long-term debt (Note 13(g))             (97)       (69)      (61)
   Exploration                                         (72)       (70)      (42)
   Research and development                            (17)       (13)      (14)
   Other income (expense) (Note 18)                    331        155       (40)
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                                                     3,610      1,891       886

Provision for income and resource taxes
   (Note 19)                                        (1,215)      (546)     (292)
--------------------------------------------------------------------------------

Net earnings from continuing operations              2,395      1,345       594

Net earnings from discontinued operation
   (Note 4(a))                                          36          -        23
--------------------------------------------------------------------------------
Net earnings                                       $ 2,431    $ 1,345   $   617
================================================================================

Earnings Per Share (Note 17(k))
Basic                                              $ 11.53    $  6.62   $  3.18
Basic from continuing operations                   $ 11.36    $  6.62   $  3.06
Diluted                                            $ 11.20    $  6.22   $  2.99
Diluted from continuing operations                 $ 11.04    $  6.22   $  2.88

Weighted average shares outstanding (millions)       210.6      202.5     193.0
Shares outstanding at end of year (millions)         215.8      203.4     201.4


The accompanying notes are an integral part of these financial statements.

TECK COMINCO LIMITED
Consolidated Statements of Cash Flows
Years ended December 31

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(Cdn$ in millions)                                    2006       2005      2004
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Operating activities
   Net earnings from continuing operations         $ 2,395    $ 1,345   $   594
   Items not affecting cash
      Depreciation and amortization                    264        272       275
      Future income and resource taxes
         (Note 19(a))                                   59        122       186
      Write-down of investment                           -          -        64
      Gain on sale of investments and assets          (201)       (77)      (16)
      Other                                             89        (15)        6
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                                                     2,606      1,647     1,109
   Net change in non-cash working capital
      items (Note 21(b))                               299        (21)      (27)
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                                                     2,905      1,626     1,082

Financing activities
   Issuance of long-term debt                          123      1,167         -
   Repayment of long-term debt                        (333)       (95)     (124)
   Issuance of Class B subordinate voting
      shares                                            16         28       126
   Dividends paid                                     (296)       (81)      (60)
   Interest on exchangeable debentures
      (Note 17(c))                                      (5)        (6)       (5)
   Redemption of exchangeable debentures              (340)         -         -
--------------------------------------------------------------------------------
                                                      (835)     1,013       (63)

Investing activities
   Decrease (increase) in temporary
      investments                                      759       (954)      (32)
   Cash held in trust                                 (105)         -         -
   Property, plant and equipment                      (318)      (323)     (216)
   Oil sands properties                               (170)       (20)        -
   Investments and other assets                       (175)      (203)      (52)
   Proceeds from sale of investments
      and assets                                       885        118        21
   Proceeds from sale of Cajamarquilla
      (Note 4(a))                                        -          -       156
   Acquisition of interest in Highland
      Valley Copper (Note 4(c))                          -          -       (80)
--------------------------------------------------------------------------------
                                                       876     (1,382)     (203)

Effect of exchange rate changes on cash
   and cash equivalents in U.S. dollars                 10        (34)      (40)
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Increase in cash and cash equivalents from
   continuing operations                             2,956      1,223       776

Increase in cash from discontinued
   operation (Note 4(a))                                 -          -         3
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Increase in cash and cash equivalents                2,956      1,223       779

Cash and cash equivalents at beginning of year       2,098        875        96
--------------------------------------------------------------------------------
Cash and cash equivalents at end of year           $ 5,054    $ 2,098   $   875
================================================================================


The accompanying notes are an integral part of these financial statements.

TECK COMINCO LIMITED
Consolidated Statements of Retained Earnings
Years ended December 31

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(Cdn$ in millions)                                    2006       2005      2004
--------------------------------------------------------------------------------

Retained earnings at beginning of year             $ 2,228    $ 1,049     $ 495

   Net earnings                                      2,431      1,345       617

   Dividends declared (Note 17(l))                    (431)      (162)      (60)

   Interest on exchangeable debentures, net
      of taxes (Note 17(c))                             (3)        (4)       (3)
--------------------------------------------------------------------------------
Retained earnings at end of year                   $ 4,225    $ 2,228   $ 1,049
================================================================================


The accompanying notes are an integral part of these financial statements.

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
Years ended December 31, 2006, 2005 and 2004
===============================================================================

1.   NATURE OF OPERATIONS

     Teck Cominco Limited (referred to as the "Company") is engaged in mining and related activities including exploration, development, processing, smelting and refining. The Company's major products are zinc, copper and metallurgical coal. The Company also produces precious metals, lead, molybdenum, electrical power, fertilizers and various specialty metals. Metal products are sold as refined metals, concentrates or both. The Company also owns an interest in certain oil sands leases and has a partnership interest in an oil sands development project.

2.   SIGNIFICANT ACCOUNTING POLICIES

     Generally Accepted Accounting Principles

     These consolidated financial statements are prepared using Generally Accepted Accounting Principles (GAAP) in Canada. Note 25 reconciles the consolidated financial statements prepared in accordance with accounting principles generally accepted in Canada to financial statements prepared with accounting principles generally accepted in the United States.

     Basis of Presentation

     These consolidated financial statements include the accounts of the Company and all of its subsidiaries. The significant subsidiaries include Teck Cominco Metals Ltd. (TCML), Teck Cominco American Inc. (TCAI) and Teck Cominco Alaska Inc. (TCAK). Many of the Company's mining activities are conducted through interests in entities where the Company shares joint control including Compania Minera Antamina (Antamina), Elk Valley Coal Partnership (Elk Valley Coal), and Pogo Joint Venture (Pogo). These entities are accounted for using the proportionate consolidation method.

     Certain comparative figures have been reclassified to conform with the presentation adopted for the current period.

     Use of Estimates

     The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements. Significant areas where management's judgment is applied include asset and investment valuations, ore reserve estimations, finished and in-process inventory quantities, plant and equipment lives, contingent liabilities including matters in litigation, tax provisions and future tax balances including valuation allowances in respect of future tax balances, asset retirement obligations, other environmental liabilities, pension and other post-retirement benefits and other accrued liabilities. Actual results could differ from these estimates.

     Translation of Foreign Currencies

     The Company's functional currency is the Canadian dollar. For integrated foreign operations, monetary assets and liabilities are translated at year end exchange rates and other assets and liabilities are translated at historical rates. Revenues, expenses and cash flows are translated at monthly average exchange rates. Gains and losses on translation of monetary assets and monetary liabilities are charged to earnings.

     The accounts of self-sustaining foreign operations are translated at year end exchange rates, and revenues and expenses are translated at monthly average exchange rates. Differences arising from these foreign currency translations are recorded in shareholders' equity as a cumulative translation adjustment until they are realized by a reduction in the investment.

     Cash and Cash Equivalents

     Cash and cash equivalents include cash on account, demand deposits and money market investments with maturities from the date of acquisition of three months or less which are readily convertible to known amounts of cash and are subject to insignificant changes in value.

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
Years ended December 31, 2006, 2005 and 2004
===============================================================================

2.   SIGNIFICANT ACCOUNTING POLICIES, continued

     Temporary Investments

     Temporary investments are carried at cost and translated at year end foreign exchange rates. They include money market investments with maturities from the date of acquisition of greater than three months.

     Inventories

     Finished products, work in process and raw material inventories are valued at the lower of cost and net realizable value. Raw materials include concentrates for use at smelting and refining operations. Work in process inventory includes inventory in the milling, smelting or refining process and stockpiled ore at mining operations. Supplies inventory is valued at the lower of average cost and replacement value.

     For work in process and finished product inventories, cost includes all direct costs incurred in production including direct labour and materials, freight, depreciation and amortization and directly attributable overhead costs. For supplies and raw materials, cost includes acquisition, freight and other directly attributable costs.

     The Company uses both joint-product and by-product costing for work in process and finished product inventories. Joint costing is applied to primary products at the Red Dog, Antamina and Pend Oreille mines and the Trail operations, where the profitability of the operation is dependent upon the production of a number of primary products. Joint costing allocates total production costs based on the relative values of the products. Where by-product costing is used, by-products are allocated the incremental costs of processes that are specific to the production of that product.

     Investments

     Investments in Fording Canadian Coal Trust (Fording) and the Fort Hills Energy Limited Partnership (Fort Hills) are accounted for using the equity method as the Company is considered to have significant influence over these investments. Investments other than Fording and Fort Hills are carried at cost less any amounts written off to reflect an impairment in value that is considered to be other than temporary.

     Property, Plant and Equipment

     (a)  Plant and equipment

          Plant and equipment are recorded at cost. The cost of plant and processing equipment at the Company's mining operations is amortized on a units of production basis over the lesser of the estimated useful life of the asset or the estimated proven and probable ore reserves. Amortization of plant and equipment at smelting operations is calculated on a straight-line basis over the estimated useful life of the asset. Mobile equipment is depreciated over the estimated equipment operating hours. Buildings are amortized on a straight-line basis over their estimated useful life, not exceeding the estimated life of the mine.

     (b)  Mineral properties and development costs

          Acquisition, exploration and evaluation costs are charged to earnings in the year in which they are incurred, except where these costs relate to specific properties for which resources as defined under National Instrument 43-101 exist and it is expected that the expenditure can be recovered by future exploitation or sale, in which case they are deferred.

          When the Company incurs debt directly related to the construction of a new operation or major expansion, the interest and financing costs associated with such debt are capitalized during the construction period.

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
Years ended December 31, 2006, 2005 and 2004
===============================================================================

2.   SIGNIFICANT ACCOUNTING POLICIES, continued

          Upon commencement of commercial production, mineral properties and deferred costs relating to mines are amortized over the estimated life of the proven and probable reserves to which they relate calculated on a units of production basis.

     (c)  Underground development costs

          Underground development costs are amortized using the block amortization method. Under this method development costs associated with each section of the mine are amortized over the reserves of that particular section of the mine.

     (d)  Asset impairment

          The Company performs impairment tests on its property, plant and equipment when events or changes in circumstance indicate that the carrying value of an asset may not be recoverable. These tests compare expected undiscounted future cash flows from these assets to their carrying values. If shortfalls exist, assets are written down to the discounted value of the future cash flows based on the Company's average cost of borrowing.

     (e)  Repairs and maintenance

          Repairs and maintenance, including shutdown maintenance costs, are charged to expense as incurred except when these repairs significantly extend asset life or result in an operating improvement. In these instances the portion of these repairs relating to the betterment is capitalized as part of plant and equipment.

     Revenue Recognition

     Sales are recognized when title transfers and the rights and obligations of ownership pass to the customer. The majority of the Company's metal concentrates are sold under pricing arrangements where final prices are determined by quoted market prices in a period subsequent to the date of sale. In these circumstances, revenues are recorded at the time of sale based on forward prices for the expected date of the final settlement. Subsequent variations in prices are recognized as revenue adjustments as they occur.

     Income and Resource Taxes

     Current income taxes are recorded based on the estimated income and resource taxes payable on taxable income for the current year. Future income tax assets and liabilities are recognized based on the difference between the tax and accounting value of assets and liabilities and are calculated using the tax rates for the periods in which the differences are expected to reverse. Tax rate changes are recognized in earnings in the period of substantive enactment. Future tax assets are recognized to the extent that they are considered more likely than not to be realized.

     The Company is subject to assessments by various taxation authorities which may interpret tax legislation differently. The final amount of taxes to be paid depends on a number of factors including outcomes of audits, appeals, disputes, negotiations and litigation. The Company provides for such differences where known based on management's best estimate of the probable outcome of these matters.

     Pension and Other Employee Future Benefits

     (a)  Defined benefit pension plans

          Defined benefit pension plan obligations are based on actuarial determinations. The projected benefit method prorated on services has been used to determine the accrued benefit obligation. Actuarial assumptions used in the determination of defined benefit pension plan liabilities and non-pension post-retirement benefits are based upon management's best estimates, including discount rate,

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
Years ended December 31, 2006, 2005 and 2004
===============================================================================

2.   SIGNIFICANT ACCOUNTING POLICIES, continued

          expected plan performance, salary escalation, expected health care costs and retirement dates of employees. The expected return on plan assets is estimated based on the fair value of plan assets, asset allocation and expected long-term returns on these components.

          Past  service  costs  and  transitional  assets  or  liabilities  are amortized on a straight-line basis over the expected average remaining service period of active employees expected to receive benefits under the plan up to the full eligibility date.

          Differences between the actuarial liabilities and the amounts recorded in the financial statements will arise from changes in plan assumptions, changes in benefits, or through experience as results differ from actuarial assumptions. Cumulative differences which are greater than 10% of either the fair value of the plan assets or the accrued benefit obligation, whichever is greater, are amortized over the average remaining service life of the related employees.

     (b)  Defined contribution pension plans

          The cost of providing benefits through defined contribution plans is charged to earnings as the obligation to contribute is incurred.

     (c)  Non-pension post-retirement plans

          The Company provides certain health care benefits for certain employees when they retire. The cost of these benefits is expensed over the period in which the employees render services. These non-pension post-retirement benefits are funded by the Company as they become due.

     Stock-Based Compensation

     The fair value method of accounting is used for stock-based awards. Under this method, the compensation cost of options and other stock-based compensation arrangements are estimated at fair value at the grant date and charged to earnings over the vesting period. For employees eligible for normal retirement before vesting, the expense is charged to earnings over the period from the grant date to the date they are eligible for retirement.

     Stock-based compensation expense relating to deferred and restricted share units is accrued over the vesting period of the units based on the quoted market value of Class B subordinate voting shares. The expense and liability are adjusted each reporting period for changes in the underlying share price.

     Research and Development

     Research costs are expensed as incurred. Development costs are only deferred when the product or process is clearly defined, the technical feasibility has been established, the future market for the product or process is clearly defined and the Company is committed to and has the resources to complete the project.

     Asset Retirement Obligations

     Future obligations to retire an asset including dismantling, remediation and ongoing treatment and monitoring of the site are initially recognized and recorded as a liability at fair value, based on estimated future cash flows, the Company's current credit adjusted risk-free discount rate and an estimated inflation factor. The liability is adjusted for changes in the expected amounts and timing of cash flows required to discharge the liability and accreted to full value over time through periodic charges to earnings. For operating properties, the amount of the asset retirement liability initially recognized and any subsequent adjustments are capitalized as part of the asset's carrying value and amortized over the asset's estimated useful life.

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
Years ended December 31, 2006, 2005 and 2004
===============================================================================

2.   SIGNIFICANT ACCOUNTING POLICIES, continued

     For closed properties, any adjustments to the liability are charged to other income (expense). Future asset retirement obligations are only recorded when the timing or amount of remediation costs can be reasonably estimated.

     Earnings Per Share

     Earnings per share is calculated based on the weighted average number of shares outstanding during the year. The Company follows the treasury stock method in the calculation of diluted earnings per share. Under this method, dilution is calculated based upon the net number of common shares issued should "in the money" options and warrants be exercised and the proceeds be used to repurchase common shares at the average market price in the year. Dilution from convertible securities is calculated based on the number of shares to be issued after taking into account the reduction of the related after-tax interest expense.

     Derivatives and Hedging Activities

     The Company's risk management policy is to mitigate the impact of market risks to enable the Company to plan its business with greater certainty. In particular, the Company may use foreign exchange forward contracts, commodity price contracts and interest rate swaps to manage exposure to fluctuations in foreign exchange, metal prices and interest rates. The
     Company's use of derivatives is based on established practices and parameters which are subject to the oversight of the Board of Directors.

     Certain of the Company's commodity and foreign exchange forward contracts are accounted for as cash flow hedges of anticipated commodity sales. Gains or losses on these contracts are recognized in revenue when the hedged sale occurs. The Inco exchangeable debentures were also accounted for as a cash flow hedge prior to the sale of the Inco shares in November 2006. The Company's interest rate swaps are accounted for as fair value hedges, with gains or losses recognized in interest expense. From time to time, the Company also designates a portion of its U.S. dollar debt as a hedge of a portion of its net investment in foreign subsidiaries whose functional currency is the U.S. dollar. Foreign exchange gains and losses on the designated debt are included in the cumulative translation adjustment in shareholders' equity.

     The fair values of the derivative instruments that do not qualify for hedge accounting are recorded on the balance sheet with realized and unrealized gains and losses charged to other income (expense).

3.   ADOPTION OF NEW ACCOUNTING STANDARDS AND ACCOUNTING DEVELOPMENTS

     (a)  Deferred stripping

          Effective January 1, 2006, the Company adopted the CICA Emerging Issues Committee Abstract 160 (EIC-160), "Stripping Costs Incurred in the Production Phase of a Mining Operation". EIC-160 requires stripping costs to be accounted for as variable production costs to be included in the costs of inventory produced, unless the stripping activity can be shown to be a betterment of the mineral property, in which case the stripping costs would be capitalized. Betterment occurs when stripping activity increases future output of the mine by providing access to additional sources of reserves. Capitalized stripping costs would be amortized on a unit of production basis over the proven and probable reserves to which they relate.

          The prospective application of this standard permits the existing deferred stripping costs incurred in the production phase to be amortized on a unit of production basis over the remaining respective reserves. As at January 1, 2006, the opening balance of capitalized stripping costs was $52 million. Stripping costs relating to the mine expansion at Highland Valley Copper, which is considered to be a betterment of the property, are capitalized and amounted to $25 million as at December 31, 2006 (2005-$3 million).

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
Years ended December 31, 2006, 2005 and 2004
===============================================================================

3.   ADOPTION  OF  NEW  ACCOUNTING   STANDARDS  AND  ACCOUNTING   DEVELOPMENTS,
     continued

     (b)  Mineral properties costs

          Effective January 1, 2006, the Company amended its accounting policy on the treatment of costs for the acquisition, exploration and evaluation of mineral properties.

          Under this policy, acquisition, exploration and evaluation costs are charged to earnings in the year in which they are incurred, except where these costs relate to specific properties for which resources as defined under National Policy Statement 43-101 exist and it is expected that the expenditure can be recovered by future exploitation or sale, in which case they are deferred.

          Previously, the Company capitalized acquisition, exploration and evaluation costs only when economically recoverable reserves as shown by economic studies were believed to exist. This change has been applied retroactively but did not have any effect on the Company's reported earnings or retained earnings.

     (c) Stock-based compensation for employees eligible to retire before the vesting date

          Effective December 31, 2006, the Company adopted the new CICA Emerging Issues Committee Abstract 162 (EIC-162), "Stock-Based Compensation for Employees Eligible to Retire before the Vesting Date". EIC-162 requires that stock-based compensation costs are to be recorded over the period from the grant date to the awards to the time employees are eligible to retire as opposed to being recorded over the stated vesting period of the awards. These new provisions are applied with retroactive restatement. The adoption of the new standard did not have any effect on the Company's reported earnings or retained earnings.

     (d)  Conditional asset retirement obligations

          During 2006, the Company applied the interpretations of the CICA Emerging Issues Committee Abstract 159 (EIC-159), "Conditional Asset Retirement Obligations". EIC-159 requires the recognition of a liability if the entity has sufficient information to reasonably estimate the fair value of the asset retirement obligation, even if the timing and/or method of settling the legal obligation are conditional on a future event. If sufficient information is not available at the time the liability is incurred, a liability should be recognized in the period in which sufficient information becomes available. The application of EIC-159 did not have any impact on the Company's consolidated financial statements.

     (e)  Variable interest entities (VIE)

          Effective January 1, 2005, the Company adopted Accounting Guideline 15 (AcG-15), "Consolidation of Variable Interest Entities". The standard establishes when a company should consolidate a variable interest entity in its financial statements. AcG-15 provides the definition of a variable interest entity and requires a variable interest entity to be consolidated if a company is at risk of absorbing the variable interest entity's expected losses, or is entitled to receive a majority of the variable interest entity's residual returns, or both. Adoption of this guideline resulted in insignificant changes in certain balance sheet and income statement accounts and no change to earnings or retained earnings.

     (f)  Canadian accounting pronouncements effective for 2007

          Determining   the  variability  to  be  considered  in  applying  VIE
          standards

          In September 2006, the CICA Emerging Issues Committee issued Abstract 163 (EIC-163), "Determining the Variability to Be Considered in Applying AcG-15". EIC-163 provides clarification of how an entity should determine the variability in assessment of a VIE. EIC-163 requires an analysis of the design of the entity in determining the variability to be considered in applying AcG-15, using a two-step approach. The guidance will be applied to all entities (including newly created entities) when an enterprise first becomes involved and to all entities previously required to be analyzed under AcG-15 when a reconsideration event has occurred, subsequent to January 1, 2007.

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
Years ended December 31, 2006, 2005 and 2004
===============================================================================

3.   ADOPTION  OF  NEW  ACCOUNTING   STANDARDS  AND  ACCOUNTING   DEVELOPMENTS,
     continued

          Accounting changes

          In July 2006, the CICA revised Section 1506, "Accounting Changes", which now requires that: (a) a voluntary change in accounting principles can be made if, and only if, the changes result in more reliable and relevant information, (b) changes in accounting policies are accompanied with disclosures of prior period amounts and justification for the change, and (c) for changes in estimates, the nature and amount of the change should be disclosed. The revised section is effective for the Company's financial year beginning January 1, 2007.

          Financial instruments

          In April 2005, the Accounting Standards Board issued three new accounting standards dealing with the recognition, measurement and disclosure of financial instruments, hedges and comprehensive income, together with many consequential amendments throughout the CICA Handbook. These new standards will affect the Company's interim and annual financial statements beginning with the first quarter of 2007.

          (i)  Financial  Instruments - Recognition  and  Measurement,  Section
               3855

               This standard prescribes when a financial asset, financial liability, or non-financial derivative is to be recognized on the balance sheet and whether fair value or cost-based methods are used to measure the recorded amounts. It also specifies how financial instrument gains and losses are to be presented.

               Effective January 1, 2007, the Company's cash equivalents, temporary investments and investments in marketable securities have been classified as available-for-sale and will be recorded at fair value on the balance sheet. Changes in the fair value of these instruments will be reflected in other comprehensive income and included in shareholders' equity on the balance sheet.

               All derivatives will be recorded on the balance sheet at fair value. Mark-to-market adjustments on these instruments will be included in net income, unless the instruments are designated as part of a cash flow hedge relationship.

               All other financial instruments will be recorded at cost or amortized cost, subject to impairment reviews. Transaction costs incurred to acquire financial instruments will be included in the underlying balance.

          (ii) Hedges, Section 3865

               This standard is applicable when a Company chooses to designate a hedging relationship for accounting purposes. It builds on the existing AcG-13, "Hedging Relationships", and Section 1650, "Foreign Currency Translation", by specifying how hedge accounting is applied and what disclosures are necessary when it is applied.

               Upon adoption of this standard, the Company will discontinue hedge accounting on all commodity derivative contracts and interest rate swaps. The Company may enter into foreign exchange forward contracts in the future to hedge anticipated sales and may account for these contracts as cash flow hedges.

          (iii) Comprehensive Income, Section 1530

               This standard requires the presentation of a statement of comprehensive income and its components. Comprehensive income includes both net earnings and other comprehensive income. Other comprehensive income includes holding gains and losses on certain investments, gains and losses on certain derivative instruments and foreign currency gains and losses relating to self-sustaining foreign operations, all of which are not included in the calculation of net earnings until realized.

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
Years ended December 31, 2006, 2005 and 2004
===============================================================================

3.   ADOPTION  OF  NEW  ACCOUNTING   STANDARDS  AND  ACCOUNTING   DEVELOPMENTS,
     continued

     As at January 1, 2007, the estimated effect on the Company's balance sheet of adopting these standards is summarized below. As prescribed by GAAP, prior periods will not be restated.

     ===========================================================================
     (Cdn$ in millions)                       January 1, 2007
     ---------------------------------------------------------------------------
                                                Adjusted on           Estimated
                                                adoption of            restated
                                                  Financial             opening
                                           As   Instruments            balances
                                     reported     standards             in 2007
     ASSETS
     Current assets
       Cash and cash equivalents     $  5,054                          $  5,054
       Temporary investments              227                               227
       Cash held in trust                 105                               105
       Accounts and settlements
          receivable                      723                               723
       Inventories                        786                               786
     ---------------------------------------------------------------------------
                                        6,895             -               6,895

     Investments                          251           106  (a)(b)         357
     Property, plant and equipment      3,648                             3,648
     Oil sands properties                 190                               190
     Other assets                         463           128  (b)(c)         591
     ---------------------------------------------------------------------------
                                     $ 11,447         $ 234            $ 11,681
     ===========================================================================

     LIABILITIES AND SHAREHOLDERS'
       EQUITY
     Current liabilities
       Dividends payable             $    216                          $    216
       Exchangeable debentures            105                               105
       Accounts payable and
          accrued liabilities             763            24  (b)            781
       Current income and resource
          taxes payable                   443                               443
       Current portion of future
          income and resource taxes       161                               161
     ---------------------------------------------------------------------------
                                        1,688            24               1,706

     Long-term debt                     1,509           (11) (c)          1,498
     Other liabilities                    821            46  (b)            867
     Future income and resource taxes     880            12  (d)            892
     ---------------------------------------------------------------------------
                                        4,898            71               4,969

     Shareholders' equity
       Share capital                    2,405                             2,405
       Retained earnings                4,225           112  (b)          4,337
       Contributed surplus                 64                                64
       Cumulative translation
          adjustment                     (145)          145  (e)              -
       Accumulated other
          comprehensive income              -          (145) (e)            (94)
                                                         51  (a)(b)
     ---------------------------------------------------------------------------
                                        6,549           163               6,712
     ---------------------------------------------------------------------------
                                     $ 11,447         $ 234            $ 11,681
     ===========================================================================

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
Years ended December 31, 2006, 2005 and 2004
===============================================================================

3.   ADOPTION  OF  NEW  ACCOUNTING   STANDARDS  AND  ACCOUNTING   DEVELOPMENTS,
     continued

     Notes:
     (a) The Company's investments in marketable securities accounted for at cost are available for sale and are measured at fair value.
     (b) Unrealized gains and losses on derivative assets and liabilities are recorded at fair value.
     (c) Debt financing costs previously deferred as other assets are reclassified to long-term debt.
     (d) The tax effect of the above adjustments is recorded to future income and resource taxes.
     (e) The cumulative translation adjustment is reclassified to accumulated other comprehensive income.

4.   ACQUISITIONS AND DISPOSITIONS

     (a)  Sale of Cajamarquilla (discontinued operation)

          On December 15, 2004, the Company completed the sale of its 85% interest in the Cajamarquilla zinc refinery for proceeds of $168 million (US$142 million) after repayment of debt of $56 million (US$47 million). The Company recorded an after-tax gain of $12 million on the transaction, being total consideration of $224 million less net assets disposed of $186 million less a cumulative foreign exchange loss of $26 million.

          The agreement for sale also provides that, in each of the years from 2005 to 2009 inclusive, the Company is entitled to additional consideration of US$365,000 for each US$0.01 that the average annual price of zinc exceeds US$0.454 per pound. The Company has recorded an additional after-tax gain of $36 million (US$31 million) as result of the price participation in 2006. This gain is classified as a gain from discontinued operation on an after-tax basis on the consolidated statement of earnings.

          Earnings and cash flow from Cajamarquilla for 2004 were as follows:


          ======================================================================
          (Cdn$ in millions)                                               2004
          ----------------------------------------------------------------------

          Earnings from discontinued operation
             Revenues                                                    $  196
             Cost of sales                                                 (173)
             Other expenses                                                  (7)
             Income taxes                                                    (5)
          ----------------------------------------------------------------------
             Net earnings                                                    11
             Gain on sale                                                    12
          ----------------------------------------------------------------------
          Net earnings from discontinued operation                       $   23
          ======================================================================
          Cash flow from discontinued operation
             Operating activities                                        $   26
             Financing activities                                           (20)
             Investing activities                                            (2)
             Effect of exchange rate changes on cash                         (1)
          ----------------------------------------------------------------------
          Net increase in cash                                              $ 3
          ======================================================================

     (b)  Investment in Elk Valley Coal  Partnership and Fording  Canadian Coal
          Trust

          Under the terms of the Partnership Agreement entered into in 2003, the Company could increase its interest in Elk Valley Coal by up to 5% if Elk Valley Coal achieved certain specified synergies by March 31, 2007. Following the issue of the opinion of the independent expert engaged to assess the synergies of Elk Valley Coal for the coal year ended March 31, 2004, agreement was reached with Fording Inc. in July 2004 on the synergies realized and the resulting adjustments to Elk Valley Coal interests. As a result of this agreement, the Company's 35% interest was increased by 3% effective April 1, 2004, an additional 1% on April 1, 2005 and a further 1% on April 1, 2006, bringing the Company's total direct interest in Elk Valley Coal to 40% on April 1, 2006.

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
Years ended December 31, 2006, 2005 and 2004
===============================================================================

4.   ACQUISITIONS AND DISPOSITIONS, continued

          The additional interest received has been treated as part of the initial consideration given and received on the formation of Elk Valley Coal and accordingly no gain was recorded.

     (c)  Acquisition of additional interest in Highland Valley Copper

          On March 2, 2004, the Company completed the acquisition of a further 33.6% interest in the Highland Valley Copper mine in British Columbia to increase the Company's interest to 97.5%. The Company purchased the additional interest for a net acquisition cost of $80 million.

5.   SALE OF INCO SHARES AND REDEMPTION OF INCO EXCHANGEABLE DEBENTURES

     ===========================================================================
     (Cdn$ in millions)                                     2006           2005
     ---------------------------------------------------------------------------

     Exchangeable debentures due 2021 at quoted
        market value                                         $105         $ 260
     Deferred loss                                              -           (12)
     ---------------------------------------------------------------------------
                                                             $105         $ 248
     ===========================================================================

     In 1996, the Company issued $248 million of 3% exchangeable debentures due September 30, 2021. Each $1,000 principal amount debenture was exchangeable at the option of the holder for 20.7254 common shares of Inco Limited
     (Inco), subject to adjustment in certain circumstances. The Company held 5,148,000 Inco common shares, which were sufficient to effect this exchange, and pledged these shares as security for the debentures. The Company also had the option to satisfy the exchange obligation in cash based on the market value of the Inco shares at the time of the exchange.

     In 2006, the Company acquired an additional 3,800,000 shares of Inco and made a takeover bid to acquire all the outstanding shares of Inco. This bid expired on August 16, 2006, when insufficient shares were tendered to meet the minimum tender condition. The Company later tendered all of its Inco shares to a competing bid. Before the Company's sale of the Inco shares, some holders of the Inco exchangeable debentures tendered their debentures to the Company for exchange and the Company exercised its option to pay the equivalent amount of cash. When the Inco shares were sold, an amount was placed in trust sufficient to repay the remaining debentures in cash. At December 31, 2006, debentures with a face value of $59 million and a cash value on exchange of $105 million remained outstanding. The cash in trust to meet this obligation is excluded from cash and cash equivalents on the balance sheet and is classified as cash held in trust.

     The Company accounted for the Inco exchangeable debentures as a cash flow hedge of the anticipated disposition of the Inco common shares. The hedging relationship was discontinued upon sale of the Inco shares. The unrealized losses on the remaining outstanding debentures have been accrued and included in the net gain on the sale of the Inco shares. The net gain on these transactions is as follows:

     ===========================================================================
     (Cdn$ in millions)                                                    2006
     ---------------------------------------------------------------------------

     Gain on sale of Inco shares                                          $ 332
     Loss on redemption of debentures                                      (194)
     ---------------------------------------------------------------------------
                                                                            138
     Less transaction costs                                                 (18)
     ---------------------------------------------------------------------------
     Net gain before tax                                                  $ 120
     ===========================================================================

     The remaining Inco exchangeable debentures have been reclassified as a current liability as they are now expected to be settled within one year.

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
Years ended December 31, 2006, 2005 and 2004
===============================================================================

6.   ACCOUNTS AND SETTLEMENTS RECEIVABLE

     Accounts and settlements receivable consist of trade receivables and are recorded at cost net of a provision for doubtful accounts based on expected collectibility. As at December 31, 2006, accounts and settlements receivable are net of an allowance for doubtful accounts of nil (2005-$3 million).

7.   INVENTORIES

     ===========================================================================
     (Cdn$ in millions)                                     2006           2005
     ---------------------------------------------------------------------------

     Finished product                                      $ 313          $ 266
     Work in process                                         206            182
     Raw materials                                            91             80
     Supplies inventory                                      176            140
     ---------------------------------------------------------------------------
                                                           $ 786          $ 668
     ===========================================================================

8.   INVESTMENTS

     ===========================================================================
     (Cdn$ in millions)                                     2006           2005
     ---------------------------------------------------------------------------

     Fording Canadian Coal Trust (8.74% interest)
        (Note 4(b))                                        $ 148           $ 153
     Inco Limited common shares (Note 5)                       -             246
     Marketable securities                                   103             250
     ---------------------------------------------------------------------------
                                                           $ 251           $ 649
     ===========================================================================

     The investment in Fording had a quoted market value of $309 million at December 31, 2006 (2005-$517 million), and the marketable securities had a quoted market value of $209 million at December 31, 2006 (2005-$330 million).

9.   PROPERTY, PLANT AND EQUIPMENT

     ===========================================================================
     (Cdn$ in millions)                                     2006           2005
     ---------------------------------------------------------------------------

     Operating
        Mines and mining facilities                      $ 4,827        $ 4,635
        Accumulated depreciation and amortization         (2,620)        (2,463)
     ---------------------------------------------------------------------------
                                                           2,207          2,172

        Smelter and refineries                             1,722          1,649
        Accumulated depreciation and amortization           (694)          (650)
     ---------------------------------------------------------------------------
                                                           1,028            999

     Properties in development                               413            342
     ---------------------------------------------------------------------------
                                                         $ 3,648        $ 3,513
     ===========================================================================

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
Years ended December 31, 2006, 2005 and 2004
===============================================================================

10.  OIL SANDS PROPERTIES

     ===========================================================================
     (Cdn$ in millions)                                     2006           2005
     ---------------------------------------------------------------------------

     Fort Hills Energy Limited Partnership (a)             $ 114           $ 17
     Oil sands leases (b)                                     76              3
     ---------------------------------------------------------------------------
                                                           $ 190           $ 20
     ===========================================================================

     (a)  Fort Hills Energy Limited Partnership

          In November 2005, the Company completed an agreement to acquire a 15% interest in the Fort Hills Energy Limited Partnership, which is developing the Fort Hills oil sands project in Alberta, Canada. As consideration for its 15% interest, the Company is required to contribute 34% of the first $2.5 billion of project expenditures and its 15% share of project expenditures thereafter (Note 22(d)). Tax benefits arising from these expenditures are allocated to the contributing partner. The interest in Fort Hills is recorded as an investment using the equity method.

     (b)  Oil sands leases

          The Company has a 50% interest with UTS Energy Corporation (UTS) in oil sands leases covering 277,000 acres in the Athabasca oil sands region in Alberta. In addition, the Company has a right to acquire from UTS a 50% interest in an oil sands lease covering 7,064 additional acres.

11.  OTHER ASSETS

     ===========================================================================
     (Cdn$ in millions)                                     2006           2005
     ---------------------------------------------------------------------------

     Pension assets (Note 16(a))                           $ 194          $ 151
     Future income and resource tax assets
        (Note 19(c))                                         103            115
     Long-term receivables                                   109             47
     Other                                                    57             31

     ---------------------------------------------------------------------------
                                                           $ 463          $ 344
     ===========================================================================

12.  ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

     ===========================================================================
     (Cdn$ in millions)                                     2006           2005
     ---------------------------------------------------------------------------

     Trade payables                                        $ 415          $ 228
     Commercial and government royalties                     118              -
     Payroll related liabilities                             101             99
     Capital project accruals                                 44             39
     Current portion of asset retirement obligations
        (Note 15)                                             22             31
     Accrued interest                                         24             35
     Other                                                    39             10
     ---------------------------------------------------------------------------
                                                           $ 763          $ 442
     ===========================================================================

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
Years ended December 31, 2006, 2005 and 2004
===============================================================================

13.  LONG-TERM DEBT

     ===========================================================================
     (Cdn$ in millions)                                     2006           2005
     ---------------------------------------------------------------------------

     6.125% debentures due October 2035
        (US$700 million) (a)                             $   806        $   806
     5.375% debentures due October 2015
        (US$300 million) (a)                                 349            349
     7.000% debentures due September 2012
        (US$200 million)                                     231            231
     6.875% debentures due February 2006
        (US$150 million)                                       -            175
     Antamina senior revolving credit
        facility due August 2011 (b)                         108              -
     Antamina senior debt
        (nil; 2005-US$125 million) (b)                         -            146
     Other                                                    15             14
     ---------------------------------------------------------------------------
                                                           1,509          1,721
     Less current portion (f)                                  -          (213)
     ---------------------------------------------------------------------------
                                                         $ 1,509        $ 1,508
     ===========================================================================

     (a) On September 28, 2005, the Company issued US$300 million of 5.375% notes due October 1, 2015, and US$700 million of 6.125% notes due October 1, 2035. Net proceeds, after issue costs of $11 million, were $1.16 billion. The issue costs are deferred as part of other assets and amortized over the term of the debentures. The Company can call these notes at any time by repaying the greater of the principal amount with accrued interest and the present value of the principal and interest amounts discounted at comparable treasury yield plus a stipulated spread.

     (b) In September 2006, the remaining balance of Antamina's senior debt of US$411 million (Teck Cominco's share-US$93 million) was refinanced on a non-recourse basis with a syndicated five-year revolving term bank facility with a bullet repayment due at maturity. The facility may be renewed and extended annually with the concurrence of the participating banks.

     (c) Elk Valley Coal has a $200 million revolving credit facility for working capital purposes, of which the Company's 40% share is $80 million. At December 31, 2006, Elk Valley Coal had issued outstanding letters of credit and guarantees totalling $86 million.

          Highland Valley Copper has a US$25 million demand revolving facility for working capital purposes. At December 31, 2006, Highland Valley Copper had issued letters of credit for $9 million.

     (d) At December 31, 2006, the Company had revolving credit facilities aggregating $1 billion which are available until 2011. The Company has issued $124 million of letters of credit, leaving the unused portion of the credit facility at $918 million as at December 31, 2006.

     (e) The Company's bank credit facilities require the maintenance of a defined debt to capitalization ratio. As at December 31, 2006, the Company was in compliance with all debt covenants and default provisions.

     (f) The Company has $3 million of scheduled long-term debt payments due in 2009 and $120 million due in 2011. The remaining balance of $1.386 billion is due thereafter.

     (g)  The Company incurred interest expense on long-term debt as follows:

          ======================================================================
          (Cdn$ in millions)                         2006       2005       2004
          ----------------------------------------------------------------------

          Interest expense                          $ 102       $ 69       $ 58
          Amortization of debt discount                 -          -          3
          Less amounts capitalized                     (5)         -          -

          ----------------------------------------------------------------------
                                                    $  97       $ 69       $ 61
          ======================================================================

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
Years ended December 31, 2006, 2005 and 2004
===============================================================================

14.  OTHER LIABILITIES

     ===========================================================================
     (Cdn$ in millions)                                     2006           2005
     ---------------------------------------------------------------------------

     Asset retirement obligations (Note 15)                $ 427          $ 347
     Other post-closure and environmental costs               70             60
     Pension and other employee future benefits (Note 16(a))
         Defined benefit pension plans                        39             42
         Non-pension post-retirement benefits                183            164
     Minority interests                                       43             18
     Other                                                    59             36
     ---------------------------------------------------------------------------
                                                           $ 821          $ 667
     ===========================================================================

15.  ASSET RETIREMENT OBLIGATIONS

     The Company has recorded an asset retirement obligation for all of its closed and operating mines. The refining and smelting facilities in Trail are considered to be indefinite life operations and neither the amounts that may be required to retire these facilities nor the timing of required expenditures can be estimated at this time. In this case, the recorded liability is limited to secondary sites and components of the facilities where costs and expected dates of existing retirement and remediation requirements can be estimated.

     The following table summarizes the movements in the asset retirement obligation for the years ended December 31, 2006 and 2005.

     ===========================================================================
     (Cdn$ in millions)                                     2006           2005
     ---------------------------------------------------------------------------

     At January 1                                          $ 378          $ 366
     Changes in cash flow estimates                           79             13
     Expenditures and settlements                            (31)           (29)
     Accretion expense                                        21             23
     Obligations incurred in the period                        1             10
     Foreign currency translation adjustments                  1             (5)
     ---------------------------------------------------------------------------
     At December 31                                          449            378
     Current portion                                         (22)           (31)
     ---------------------------------------------------------------------------
                                                           $ 427          $ 347
     ===========================================================================

     Asset retirement obligations are initially recorded as a liability at fair value, assuming credit adjusted risk-free discount rates between 5.75% and 6.80% and inflation factors between 2.00% and 2.75%. The liability for retirement and remediation on an undiscounted basis before inflation is estimated to be approximately $359 million. In addition, for ongoing treatment and monitoring of the sites, the estimated undiscounted payments in current dollars before inflation adjustment are $3.6 million per annum for 2007-2031 and $11.6 million per annum for 2032-2106. Due to the nature of closure plans, cash expenditures are expected to occur over a significant period of time, from one year for plans that are already in progress to over 100 years for the longest plan.

     The change in cash flow estimates included $11 million in 2006 (2005-$9 million) relating to asset retirement obligations at closed properties that have been recognized in other income (expense) (Note 18).

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
Years ended December 31, 2006, 2005 and 2004
===============================================================================

16.  PENSION AND OTHER EMPLOYEE FUTURE BENEFITS

     Defined Contribution Plans

     The Company has defined contribution pension plans for certain groups of employees. The Company's share of contributions to these plans is expensed in the year it is earned by the employee.

     Defined Benefit Plans and Non-Pension Post-Retirement Benefits

     The Company has various defined benefit pension plans that provide benefits based principally on employees' years of service. These plans are only eligible to certain qualifying employees. The plans are "flat-benefit" or "final-pay" plans which are not indexed. Annual contributions to these plans are actuarially determined and made at or in excess of minimum requirements prescribed by legislation.

     All defined benefit pension plans are actuarially evaluated for funding purposes on a three-year cycle. The most significant plan, which accounts for 57% of the accrued benefit obligation at December 31, 2006, was last actuarially evaluated on December 31, 2004. The measurement date used to determine all of the accrued benefit obligation and plan assets for determination of accounting information was December 31, 2006.

     The Company also has several post-retirement plans, which generally provide post-retirement medical and life insurance benefits to certain qualifying employees.

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
Years ended December 31, 2006, 2005 and 2004
===============================================================================

16.  PENSION AND OTHER EMPLOYEE FUTURE BENEFITS, continued

     (a)  Actuarial valuation of plans

          =========================================================================================================================
           (Cdn$ in millions)                                                      2006                            2005
          --------------------------------------------------------------------------------------------------------------------------
                                                                          Defined       Non-pension        Defined      Non-pension
                                                                          benefit   post-retirement        benefit  post-retirement
                                                                          pension           benefit        pension          benefit
                                                                            plans             plans          plans            plans
          --------------------------------------------------------------------------------------------------------------------------
          Accrued benefit obligation
              Balance at beginning of year                                $ 1,198           $   273        $ 1,036          $   229
              Current service cost                                             25                 5             19                4
              Benefits paid                                                   (72)              (10)           (65)              (9)
              Interest cost                                                    62                15             62               14
              Actuarial revaluation                                            11                 8            125               37
              Past service costs arising from plan improvements                43                24             21                -
              Foreign currency exchange rate changes                            -                 -             (2)              (1)
              Transfers from other plans                                        3                 -              2                -
              Other                                                             -                 1              -               (1)
          --------------------------------------------------------------------------------------------------------------------------
                Balance at end of year                                      1,270               316          1,198              273

           Plan assets
              Fair value at beginning of year                               1,126                 -            975                -
              Actual return on plan assets                                    143                 -            129                -
              Benefits paid                                                   (72)              (10)           (65)              (9)
              Foreign currency exchange rate changes                            -                 -             (2)               -
              Contributions                                                    76                10             87                9
              Transfer from other plans                                         2                 -              2                -
              Other                                                             -                 -              -                -
          --------------------------------------------------------------------------------------------------------------------------
                Fair value at end of year                                   1,275                 -          1,126                -
          --------------------------------------------------------------------------------------------------------------------------
           Funding surplus (deficit)                                            5              (316)           (72)            (273)

           Unamortized actuarial costs                                         75                91            137              111
           Unamortized past service costs                                      75                42             44               (2)
          --------------------------------------------------------------------------------------------------------------------------
           Net accrued benefit asset (liability)                          $   155           $  (183)       $   109          $  (164)
          =========================================================================================================================

           Represented by
              Pension assets (Note 11)                                    $   194           $     -        $   151          $     -
              Accrued benefit liability (Note 14)                             (39)             (183)           (42)            (164)
          --------------------------------------------------------------------------------------------------------------------------
           Net accrued benefit asset (liability)                          $   155           $  (183)       $   109          $  (164)
          =========================================================================================================================

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
Years ended December 31, 2006, 2005 and 2004
===============================================================================

16.  PENSION AND OTHER EMPLOYEE FUTURE BENEFITS, continued

     (b)  Funding status

          The funding status of the Company's defined benefit pension plans is as follows:

          ==========================================================================================================================
           (Cdn$ in millions)                                2006                                          2005
          --------------------------------------------------------------------------------------------------------------------------
                                            Plans where     Plans where                   Plans where     Plans where
                                                 assets         benefit                        assets         benefit
                                                 exceed     obligations                        exceed     obligations
                                                benefit          exceed                       benefit          exceed
                                            obligations          assets       Total       obligations          assets         Total
          --------------------------------------------------------------------------------------------------------------------------
          Plan assets                           $ 1,083         $   192      $ 1,275          $   720         $   406       $ 1,126
          Benefit obligations                      (988)           (282)      (1,270)            (690)           (508)       (1,198)
          --------------------------------------------------------------------------------------------------------------------------
          Excess (deficit) of plan assets over
             benefit obligations                $    95         $   (90)     $     5          $    30         $  (102)      $    72
          ==========================================================================================================================

          Total cash payments for pension and other employee future benefits for 2006, including cash contributed to defined benefit and defined contribution pension plans and cash payments made directly to beneficiaries, were $94 million. The Company expects to contribute $55 million to its defined contribution and defined benefit pension plans in 2007 based on minimum funding requirements.

          The estimated future benefit payments to pensioners for the next five years and five years thereafter are as follows:

          ==========================================================================================================================
          (Cdn$ in millions)                2007              2008             2009           2010            2011        2012-2016
          --------------------------------------------------------------------------------------------------------------------------

                                            $ 83              $ 85             $ 88           $ 92            $ 96            $ 560
          --------------------------------------------------------------------------------------------------------------------------

     (c)  Significant assumptions

          The assumptions used to calculate annual expenses are those used to calculate the accrued benefit obligation at the end of the previous year. Weighted average assumptions used to calculate the accrued benefit obligation at the end of each year are as follows:

          ==========================================================================================================================
                                                                     2006                    2005                     2004
          --------------------------------------------------------------------------------------------------------------------------
                                                                       Non-pension             Non-pension              Non-pension
                                                             Defined         post-   Defined         post-    Defined         post-
                                                             benefit    retirement   benefit    retirement    benefit    retirement
                                                             pension       benefit   pension       benefit    pension       benefit
                                                               plans         plans     plans         plans      plans         plans
          --------------------------------------------------------------------------------------------------------------------------

          Discount rate                                           5%            5%        5%            5%         6%             6%
          Assumed long-term rate of return on assets              7%            -         7%            -       7.25%             -
          Rate of increase in future compensation                 4%            4%        4%            4%         4%             4%
          Initial medical trend rate                              -            10%        -            10%         -             11%
          Ultimate medical trend rate                             -             5%        -             5%         -              5%
          Years to reach ultimate medical trend rate              -             5         -             6          -              6
          Dental trend rates                                      -             5%        -             4%         -              4%
          --------------------------------------------------------------------------------------------------------------------------

          The expected long-term rate of return on plan assets is developed based on the historical and projected returns for each asset class, as well as the target asset allocation of the pension portfolio. Projected rates of return for fixed income securities and equities are developed using a model that factors in long-term government debt rates, real bond yield trend, inflation, and equity premiums based on a combination of historical experience and future long-term expectations.

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
Years ended December 31, 2006, 2005 and 2004
===============================================================================

16.  PENSION AND OTHER EMPLOYEE FUTURE BENEFITS, continued

          The discount rate used to determine the accrued benefit  obligation is
          determined  by  reference  to  the  market   interest   rates  at  the
          measurement date of high quality debt instruments.

     (d)  Employee future benefits expense

          ==========================================================================================================================
          (Cdn$ in millions)                                        2006                    2005                     2004
          --------------------------------------------------------------------------------------------------------------------------
                                                                       Non-pension             Non-pension              Non-pension
                                                             Defined         post-   Defined         post-    Defined         post-
                                                             benefit    retirement   benefit    retirement    benefit    retirement
                                                             pension       benefit   pension       benefit    pension       benefit
                                                               plans         plans     plans         plans      plans         plans
          --------------------------------------------------------------------------------------------------------------------------
          Current service cost                                  $ 25           $ 5      $ 19           $ 4       $ 18           $ 4
          Interest cost                                           62            15        62            14         59            13
          Expected gain on assets                                (77)            -       (69)            -        (63)            -
          Actuarial loss recognized                               10             7         5             5          7             5
          Early retirement window                                  -             -         1             -          3             -
          Past service cost recognized                             9             1         6             -          4             -
          Other                                                    3             -         9            (1)         7             -
          --------------------------------------------------------------------------------------------------------------------------
          Expense recognized for the year                       $ 32          $ 28      $ 33          $ 22       $ 35          $ 22
          ==========================================================================================================================

          The defined contribution expense for 2006 is $8 million (2005-$7 million; 2004-$5 million).

          Certain employee future benefit costs incurred in the year and the actual return on plan assets in excess of or short of the actuarially assumed return are not taken into income and are amortized over the expected average remaining service life of employees. Employee future benefit expenses recognized in the year are reconciled to employee future benefit costs incurred as follows:

          ==========================================================================================================================
          (Cdn$ in millions)                                        2006                    2005                     2004
          --------------------------------------------------------------------------------------------------------------------------
                                                                       Non-pension             Non-pension              Non-pension
                                                             Defined         post-   Defined         post-    Defined         post-
                                                             benefit    retirement   benefit    retirement    benefit    retirement
                                                             pension       benefit   pension       benefit    pension       benefit
                                                               plans         plans     plans         plans      plans         plans
          --------------------------------------------------------------------------------------------------------------------------

          Expense recognized                                    $ 32          $ 28      $ 33          $ 22       $ 35          $ 22
          Difference between expected and actual
             return on plan assets                               (66)            -       (60)            -        (31)            -
          Difference between actuarial losses (gains)
             amortized and actuarial losses (gains) arising        1             1       120            32         43            11
          Difference between past service costs
             amortized and past service costs arising             34            21        15             -         23             -
          Other                                                   (3)            -        (9)            1         (7)            -
          --------------------------------------------------------------------------------------------------------------------------
          Costs incurred (recovered)                             $(2)         $ 50      $ 99          $ 55       $ 63          $ 33
          ==========================================================================================================================

     (e)  Health care sensitivity

          A  1%  change  in  the  initial  and  ultimate   medical  trend  rates
          assumptions would have the following effect on post-retirement health care obligations and expense:

          ======================================================================
          (Cdn$ in millions)                         Increase          Increase
                                                   (decrease)        (decrease)
                                               in service and    in service and
                                                interest cost     interest cost
          ----------------------------------------------------------------------

          Impact of 1% increase
             in medical trend rate                        $ 3              $ 43
          Impact of 1% decrease
             in medical trend rate                         (3)              (36)
          ----------------------------------------------------------------------

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
Years ended December 31, 2006, 2005 and 2004
===============================================================================

16.  PENSION AND OTHER EMPLOYEE FUTURE BENEFITS, continued

     (f)  Investment of plan assets

          The assets of the Company's defined benefit pension plans are managed by pension fund managers under the oversight of the Teck Cominco Pension Fund Co-ordinating Society and management committees.

          The Company's pension plan investment strategies support the objectives of each defined benefit plan and are related to the plan demographics and timing of expected benefit payments to plan members. The objective for the plan asset portfolios is to achieve an annual portfolio return over a four-year period equal to at least the annual percentage change in the Consumer Price Index plus 4%. To achieve this objective, a strategic asset allocation policy has been developed for each defined benefit plan. The asset allocation is monitored quarterly and rebalanced if the funds in an asset class exceed their allowable allocation ranges. The Company reviews the investment guidelines for each plan at least annually, and the portfolio and investment managers' performance is monitored quarterly.

          The composition of the pension plan assets at December 31, 2006 and 2005, and the target composition for 2007 are as follows:

          ======================================================================
                                                     2006       2005       2004
                                                   Target     Actual     Actual
          ----------------------------------------------------------------------

          Equity securities                           50%        58%        58%
          Debt securities                             36%        37%        37%
          Real estate and other                       14%         5%         5%

          Total                                      100%       100%       100%
          ----------------------------------------------------------------------

17.  SHAREHOLDERS' EQUITY

          ======================================================================
                                          2006                    2005
          ----------------------------------------------------------------------
                                                 Amount                  Amount
                                     Shares    (Cdn$ in      Shares    (Cdn$ in
                                  (in 000's)   millions   (in 000's)   millions)
          ----------------------------------------------------------------------

          Share capital (a)
            Class A common shares      4,674    $     7       4,674    $      7
            Class B subordinate
               voting shares (b)     211,153      2,398     198,752       2,148
          ----------------------------------------------------------------------
                                                  2,405                   2,155

          Retained earnings                       4,225                   2,228
          Exchangeable debentures
             due 2024 (c)                             -                     107
          Contributed surplus (i)                    64                      61
          Cumulative translation
             adjustment (j)                        (145)                   (168)
          ----------------------------------------------------------------------
                                                $ 6,549                 $ 4,383
          ======================================================================

(a)  Authorized share capital

          The Company's authorized share capital consists of an unlimited number of Class A common shares (Class A shares) without par value, an unlimited number of Class B subordinate voting shares without par value and an unlimited number of preferred shares without par value issuable in series.

          The Class A shares carry the right to 100 votes per share, and the Class B subordinate voting shares carry the right to one vote per share. Each Class A share is convertible, at the option of the holder, into one Class B subordinate voting share. In all other respects, the Class A shares and Class B

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
Years ended December 31, 2006, 2005 and 2004
===============================================================================

17.  SHAREHOLDERS' EQUITY, continued

          subordinate voting shares rank equally. Subject to certain exceptions, if a takeover bid is made in respect of the Class A shares and is not made concurrently with an offer to purchase Class B subordinate voting shares on identical terms, each outstanding Class B subordinate voting share will be convertible into a Class A share, if the takeover bid is accepted by holders of a majority of the Class A shares.

     (b)  Class B subordinate voting shares

          ======================================================================
                                                                         Amount
                                                             Shares    (Cdn$ in
                                                          (in 000's)   millions)
          ----------------------------------------------------------------------

          At December 31, 2003                              181,810     $ 1,804

          Options exercised (f)                               2,609          38
          Issued for convertible subordinate
             debentures (d)                                   7,275         185
          Exercise of warrants (h)                            4,980          90
          Conversion of Class A shares to
             Class B subordinate voting shares                    8           -
          ----------------------------------------------------------------------
          At December 31, 2004                              196,682     $ 2,117

          Options exercised (f)                               2,067          31
          Issued to holders of shares of predecessor
             companies merged with the Company                    3           -
          ----------------------------------------------------------------------
          At December 31, 2005                              198,752     $ 2,148

          Options exercised (f)                                 907          20
          Issued in settlement of exchangeable
             debentures due 2024 (c)                         11,489         230
          Issued to holders of shares of predecessor
             companies merged with the Company                    5           -
          ----------------------------------------------------------------------
          At December 31, 2006                              211,153     $ 2,398
          ======================================================================

          At December 31, 2006, there were 370,356 Class B subordinate voting shares (2005-375,158 shares) reserved for issuance to the former shareholders of predecessor companies that merged with the Company in prior years.

     (c)  Exchangeable debentures due 2024

          In April 1999, the Company issued $150 million of 25-year debentures with each $1,000 debenture exchangeable, at a reference price of $23.50 per share, into 42.5532 shares of Cominco Ltd. At the time of the merger with Cominco Ltd. in 2001, holders of these debentures were paid $6 in respect of each underlying Cominco share as a partial repayment. The face value of each $1,000 debenture was reduced to $745, and each debenture became convertible into 76.596 Class B subordinate voting shares for a total, if exchanged, of 11.5 million Class B subordinate voting shares. The debentures were exchangeable by the holder or redeemable by the Company at any time.

          By virtue of the Company's option to deliver a fixed number of Class B subordinate voting shares to satisfy the principal payments, the debentures net of issue costs and taxes were classified as a component of shareholders' equity and the interest, net of taxes, was charged directly to retained earnings. This interest, net of taxes, totalled $3 million in 2006 (2005-$4 million; 2004-$3 million).

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
Years ended December 31, 2006, 2005 and 2004
===============================================================================

17.  SHAREHOLDERS' EQUITY, continued

          On June 1, 2006, the Company completed a series of transactions culminating in the redemption of these debentures. In the course of these transactions, all outstanding debentures were exchanged and the Company issued 11.5 million Class B subordinate voting shares.

          The exchange was a non-monetary transaction and did not affect the Company's cash flow or earnings. Current tax benefits of $124 million on these transactions were recorded directly to shareholders' equity.

     (d)  Redemption of convertible debt

          On October 12, 2004, the Company issued 7.3 million Class B subordinate voting shares on conversion of US$156 million stated amount at maturity of its convertible subordinate debentures due 2006, which were called for redemption. Debentures with a stated amount at maturity of US$14 million were redeemed for cash.

     (e)  Preference shares

          In November 2003, the Articles of the Company were amended and the Company issued 790,000 Series 1 and 550,000 Series 2 preference shares to replace certain preference shares of its wholly owned subsidiary, TCML (formerly Cominco Ltd.). These shares entitle the holders to receive dividends and redemptions based upon a rate of return index governed by world prices for lead and silver. The rate of return index had been insufficient to trigger any dividend or redemption; therefore these shares expired in April 2006 without any payment.

     (f)  Share options

          Under the Company's share option plan, 9 million Class B subordinate voting shares have been set aside for grant of share options to full-time employees and directors of the Company and its affiliates. The exercise price for each option is the closing price for Class B subordinate voting shares on the last trading day before the date of grant. The Company issues new shares upon exercise of share options.

          In the year ended December 31, 2006, the Company granted 355,450 Class B subordinate voting share options at market price to employees. These share options have an exercise price of $66.40, a vesting period of three years and expire in 2014.

          The weighted average fair value of Class B subordinate voting share options granted in the year was estimated as $23 per share option (2005-$18; 2004-$10) at the grant date based on the Black-Scholes option-pricing model using the following assumptions:

          ======================================================================
                                               2006          2005          2004
          ----------------------------------------------------------------------

          Dividend yield                      1.04%         0.88%         0.80%
          Risk-free interest rate             4.11%         3.75%         3.50%
          Expected life                   5.0 years     4.7 years     4.5 years
          Expected volatility                   35%           36%           36%

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
Years ended December 31, 2006, 2005 and 2004
===============================================================================

17.  SHAREHOLDERS' EQUITY, continued

          Outstanding share options

          ======================================================================
                                            2006                  2005
          ----------------------------------------------------------------------
                                                 Weighted              Weighted
                                                  average               average
                                        Shares   exercise     Shares   exercise
                                     (in 000's)     price  (in 000's)     price
          ----------------------------------------------------------------------

          Outstanding at beginning
             of year                     2,691    $ 20.04      4,426    $ 15.09
          Granted                          355      66.40        367      45.28
          Exercised                       (907)     17.45     (2,067)     13.77
          Expired                            -          -        (14)     25.09
          Forfeited                         (2)     61.73        (21)     31.39
          ----------------------------------------------------------------------
          Outstanding at end of year     2,137    $ 28.79      2,691    $ 20.04
          ----------------------------------------------------------------------
          Vested and exercisable
             at end of year              1,278    $ 16.07      1,803    $ 13.51
          ----------------------------------------------------------------------

          Information relating to share options outstanding at December 31, 2006

          ==========================================================================================================================
                                                                         Weighted average     Weighted average     Weighted average
          Outstanding            Vested                                          exercise       exercise price       remaining life
                share     share options                                          price on           on options       on outstanding
              options                                                         outstanding            currently              options
           (in 000's)        (in 000's)                 Price range               options          exercisable              (months)
          --------------------------------------------------------------------------------------------------------------------------

                   33                33           $  6.39 - $  9.59               $  7.16              $  7.16                   28
                  912               912           $  9.60 - $ 14.39               $ 11.80              $ 11.80                   28
                   63                63           $ 14.40 - $ 21.60               $ 15.73              $ 15.73                    4
                  447               182           $ 21.61 - $ 32.42               $ 25.09              $ 25.09                   38
                  329                88           $ 32.43 - $ 48.65               $ 45.28              $ 45.28                   50
                  353                 -           $ 48.66 - $ 66.40               $ 66.40                    -                   86
          --------------------------------------------------------------------------------------------------------------------------
                2,137             1,278           $  6.39 - $ 66.40               $ 28.79              $ 16.07                   42
          ==========================================================================================================================

          The intrinsic value of a share option is the difference between the current market price for the Company's Class B subordinate voting share and the exercise price of the option. At December 31, 2006, the aggregate intrinsic value, based on the December 31, 2006 closing price of $87.90 for the Class B subordinate voting share, was $126 million for outstanding options and $92 million for vested options.

          Further information about our share options

          ======================================================================
          (Cdn$ in millions)                         2006       2005       2004
          ----------------------------------------------------------------------

          Total compensation cost recognized          $ 7        $ 6        $ 4
          Total fair value of shares vested             5          3          -
          Total intrinsic value of share
             options exercised                         54         70         37

          The unrecognized compensation costs for non-vested share options at December 31, 2006 were $5 million. The weighted average period over which it is expected to be recognized is 1.4 years.

     (g)  Deferred Share Units and Restricted Share Units

          Under the Deferred Share Unit (DSU) or Restricted Share Unit (RSU) plan, directors and employees may receive either DSUs or RSUs, each of which entitle the holder to a cash payment equal to the market value of a Class B subordinate voting share of the Company at the time they are redeemed. In the case of directors, these units vest immediately. The units granted to employees vest after three years. Upon normal

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
Years ended December 31, 2006, 2005 and 2004
===============================================================================

17.  SHAREHOLDERS' EQUITY, continued

          retirementthe units vest immediately and when early retirement occurs, units vest on a pro-rata basis. Should employees be terminated without cause, units would vest on a pro-rata basis. Should employees be terminated with cause, units would be forfeited. DSUs may only be redeemed within twelve months from the date a holder ceases to be an employee or director while RSUs must be redeemed at the end of a three-year period measured from the end of the year immediately preceding the grant. Additional units are issued to reflect dividends paid on Class B subordinate voting shares and other adjustments to Class B subordinate voting shares.

          As at December 31, 2006, total outstanding DSUs and RSUs issued were 503,909.

          Non-vested DSU and RSU activity for the year ended December 31, 2006

          ======================================================================
                                                  Deferred share
                                                        unit and       Weighted
                                                      restricted        average
                                                      share unit     grant date
                                                      (in 000's)     fair value
          ----------------------------------------------------------------------

          Non-vested at beginning of year                    215        $ 40.45
          Granted                                            244          70.23
          Expired                                              -              -
          Forfeited                                           (1)         58.01
          Vested                                             (99)         47.23
          ----------------------------------------------------------------------
          Non-vested at end of year                          359        $ 58.72
          ======================================================================

          Further information about our DSUs and RSUs

          ==========================================================================================================================
          (Cdn$ in dollars, except as weighted average)                                         2006           2005            2004
          --------------------------------------------------------------------------------------------------------------------------
          Weighted average grant date fair value of the units granted                         $71.25         $43.68          $20.15
          Total fair value of units vested                                                         8              2               2
          Total compensation cost recognized                                                      17             12               3
          Tax benefits realized                                                                    2              -               -
          Cash used to settle DSUs and RSUs                                                        6              -               -

          The unrecognized compensation cost for non-vested DSUs and RSUs at December 31, 2006, was $18 million. The weighted average period over which it is expected to be recognized is 1.8 years.

     (h)  Warrants

          In May 2004, the Company received $90 million on the exercise of the 4,980,000 remaining warrants to purchase Class B subordinate voting shares at a price of $18 per share. The warrants were issued in 1999.

     (i)  Contributed surplus

          ======================================================================
          (Cdn$ in millions)                         2006       2005       2004
          ----------------------------------------------------------------------

          Beginning of year                          $ 61       $ 58       $ 57
          Stock-based compensation expense (f)          7          6          4
          Transfer to Class B subordinate
             voting shares on exercise of
             share options                             (4)        (3)        (2)
          Redemption of convertible debt (d)            -          -         (1)
          ----------------------------------------------------------------------
          End of year                                $ 64       $ 61       $ 58
          ======================================================================

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
Years ended December 31, 2006, 2005 and 2004
===============================================================================

17.  SHAREHOLDERS' EQUITY, continued

     (j)  Cumulative translation adjustment

          The cumulative translation adjustment represents the net unrealized foreign exchange gains (losses) on translation of the accounts of self-sustaining foreign subsidiaries, net of foreign exchange losses on the portion of U.S. dollar denominated debt designated as hedges against these investments.

          ======================================================================
          (Cdn$ in millions)                         2006       2005       2004
          ----------------------------------------------------------------------

          Cumulative translation adjustment at
             beginning of year                     $ (168)    $ (117)     $ (43)
          Exchange differences on investments
             in foreign subsidiaries                   20        (53)      (134)
          Exchange differences on debt designated
             as a hedge of self-sustaining
             foreign subsidiaries                       1          -         34
          Exchange loss realized on reduction or
             disposal of foreign investment             2          2         26
          ----------------------------------------------------------------------
          Cumulative translation adjustment at
             end of year                           $ (145)    $ (168)    $ (117)
          ======================================================================

     (k)  Earnings per share

          The following table reconciles the Company's basic and diluted earnings per share:

          ==========================================================================================================================
          (Cdn$ in millions, except per share data)                                             2006           2005            2004
          --------------------------------------------------------------------------------------------------------------------------
          Basic earnings
            Earnings from continuing operations                                              $ 2,395        $ 1,345           $ 594
            Less interest on exchangeable debentures, net of taxes                                (3)            (4)             (3)
          --------------------------------------------------------------------------------------------------------------------------
            Earnings from continuing operations, less interest on exchangeable
               debentures, net of taxes                                                        2,392          1,341             591
            Earnings from discontinued operation                                                  36              -              23
          --------------------------------------------------------------------------------------------------------------------------
          Net earnings available to common shareholders                                      $ 2,428        $ 1,341           $ 614
          ==========================================================================================================================
          Diluted earnings
            Earnings from continuing operations                                              $ 2,395        $ 1,345           $ 594
            Earnings from discontinued operation                                                  36              -              23
          --------------------------------------------------------------------------------------------------------------------------
          Net diluted earnings available to common shareholders                              $ 2,431        $ 1,345           $ 617
          ==========================================================================================================================
          Weighted average shares outstanding (000's)                                        210,578        202,472         192,993
          Effect of dilutive securities
            Incremental shares from share options                                              1,659          2,121           1,830
            Shares issuable on conversion of exchangeable debentures                           4,787         11,489          11,489
          --------------------------------------------------------------------------------------------------------------------------
          Weighted average diluted shares outstanding                                        217,024        216,082         206,312
          ==========================================================================================================================

          Basic earnings per share                                                           $ 11.53         $ 6.62          $ 3.18
          Basic earnings per share from continuing operations                                $ 11.36         $ 6.62          $ 3.06
          Diluted earnings per share                                                         $ 11.20         $ 6.22          $ 2.99
          Diluted earnings per share from continuing operations                              $ 11.04         $ 6.22          $ 2.88

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
Years ended December 31, 2006, 2005 and 2004
===============================================================================

17.  SHAREHOLDERS' EQUITY, continued

     (l)  Dividends

          Dividends declared in 2006, 2005 and 2004 totalled $2.00 per share, $0.80 per share, and $0.30 per share respectively. Dividends paid on or after January 1, 2006 are eligible for the enhanced federal and provincial dividend tax credits.

18.  OTHER INCOME (EXPENSE)

     ===========================================================================
     (Cdn$ in millions)                              2006       2005       2004
     ---------------------------------------------------------------------------

     Interest income                                $ 186      $  56      $  10
     Net gain on disposal of investment in Inco,
        net of loss on exchangeable debentures
        (Note 5)                                      120          -          -
     Gain on sale of investments and assets            81         58         37
     Income from Fording                               48         76         13
     Non-hedge derivative losses                        -        (29)        (4)
     Investment write-down                              -          -        (64)
     Foreign exchange gains (losses)                   (7)        19          -
     Minority interests                               (33)       (15)        (9)
     Asset retirement expense for closed
        properties                                    (17)       (14)       (22)
     Donations and sponsorships                       (40)         -          -
     Miscellaneous                                     (7)         4         (1)
     ---------------------------------------------------------------------------
                                                    $ 331      $ 155     $  (40)
     ===========================================================================

19.  INCOME AND RESOURCE TAXES

     (a)  Income and resource tax expense from continuing operations

          ======================================================================
          (Cdn$ in millions)                         2006       2005       2004
          ----------------------------------------------------------------------

          Current
            Canadian income tax                   $   485      $ 223      $  21
            Foreign income tax                        499         85          5
            Canadian resource tax                     172        116         76
            Canadian large corporation tax              -          -          4
          ----------------------------------------------------------------------
                                                    1,156        424        106
          Future
            Canadian income tax                        34        103        157
            Foreign income tax                         19          7         35
            Canadian resource tax                       6         12         (6)
          ----------------------------------------------------------------------
                                                       59        122        186
          ----------------------------------------------------------------------
                                                  $ 1,215      $ 546      $ 292
          ======================================================================

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
Years ended December 31, 2006, 2005 and 2004
===============================================================================

19.  INCOME AND RESOURCE TAXES, continued

     (b)  Reconciliation   of  income  and  resource  taxes  calculated  at  the
          statutory rates to the actual tax provision

          ======================================================================
          (Cdn$ in millions)                         2006       2005       2004
          ----------------------------------------------------------------------

          Tax expense at the statutory income
             tax rate of 34.6% (2005-34.4%;
             2004-35.5%)                          $ 1,249      $ 651      $ 315

          Tax effect of
            Resource taxes, net of resource and
               depletion allowances                   (10)        48         31
            Non-taxable portion of income
               including one-half of capital gains    (41)       (35)         -
            Benefit of current tax losses not
               recognized (recognition of
               previously unrecognized losses)         14        (45)       (31)
            Benefit of tax rate reduction             (21)       (21)         -
            Difference in tax rates in foreign
               jurisdictions                           32        (18)       (23)
            Other                                      (8)       (34)         -
          ----------------------------------------------------------------------
                                                  $ 1,215      $ 546      $ 292
          ======================================================================

     (c) Temporary differences giving rise to future income and resource tax assets and liabilities

          ======================================================================
          (Cdn$ in millions)                                   2006        2005
          ----------------------------------------------------------------------

          Future income and resource tax assets
            Net operating loss carry-forwards                $    98    $   230
            Property, plant and equipment                        (92)      (124)
            Alternative minimum and other tax credits            104         10
            Asset retirement obligations                          28         37
            Other                                                 31         12
            Valuation allowance                                  (56)       (42)
          ----------------------------------------------------------------------
                                                                 113        123
          Less current portion                                   (10)        (8)
          ----------------------------------------------------------------------
                                                             $   103    $   115
          ======================================================================
          Future income and resource tax liabilities
            Property, plant and equipment                    $   727    $   721
            Asset retirement obligations                        (118)       (92)
            Amounts relating to partnership year-ends            484        348
            Other                                                (52)        29
          ----------------------------------------------------------------------
                                                               1,041      1,006
          Less current portion                                  (161)      (118)
          ----------------------------------------------------------------------
                                                             $   880    $   888
          ======================================================================

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
Years ended December 31, 2006, 2005 and 2004
===============================================================================

19.  INCOME AND RESOURCE TAXES, continued

     (d)  Earnings by jurisdiction

          Earnings before income and resource taxes from continuing operations are earned in the following tax jurisdictions:

          ======================================================================
          (Cdn$ in millions)                         2006       2005       2004
          ----------------------------------------------------------------------

          Canada                                  $ 1,419    $ 1,215      $ 534
          Foreign                                   2,191        676        352
          ----------------------------------------------------------------------
                                                  $ 3,610   $  1,891      $ 886
          ======================================================================

     (e) The Company has non-resident subsidiaries that have undistributed earnings. Provisions have not been recorded for taxes that may arise on repatriation of these earnings as these undistributed earnings are not expected to be repatriated in the foreseeable future. It is not possible to determine the future taxes that may be payable upon the repatriation of such earnings.

     (f)  Loss carry-forwards

          (i)  Canada and provincial tax jurisdictions

               At December 31, 2006, the Company had no remaining Canadian and provincial net operating loss carry-forwards (2005-nil).

          (ii) United States federal and state tax jurisdictions

               At December 31, 2006, the Company had United States federal and state net operating loss carry-forwards of $98 million (2005-$477 million). These loss carry-forwards expire at various dates between 2008 and 2024.

     (g)  Valuation allowance

          The benefit of regular income loss carry-forwards, except for $56 million relating to jurisdictions that do not have established sources of taxable income, has been fully recognized.

     (h)  Other disclosure

          In the normal course of business, the Company is subject to audit by taxation authorities. For major entities, audits by the Canadian taxation authorities on years after 2000 are not yet completed. These audits may alter the timing or amount of taxable income or deductions. The amount ultimately reassessed upon resolution of issues raised may differ from the amount accrued.

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
Years ended December 31, 2006, 2005 and 2004
===============================================================================

20.  PARTNERSHIPS AND JOINT VENTURES

     The Company's principal operations that are accounted for using the proportionate consolidation method are Elk Valley Coal, and the Antamina, Pogo, Hemlo and Lennard Shelf mines. The Company's share of the assets and liabilities, revenues and expenses and cash flows of these operations is as follows:

     ===========================================================================
     (Cdn$ in millions)                              2006       2005       2004
     ---------------------------------------------------------------------------

     Assets
       Cash and cash equivalents                  $    88    $   166    $   143
       Other current assets                           347        320        204
       Mineral properties, plant and equipment      1,252      1,258      1,128
     ---------------------------------------------------------------------------
                                                  $ 1,687    $ 1,744    $ 1,475
     ===========================================================================
     Liabilities and equity
       Current liabilities                          $ 274    $   223    $   150
       Long-term liabilities                          368        381        447
       Equity                                       1,045      1,140        878
     ---------------------------------------------------------------------------
                                                  $ 1,687    $ 1,744    $ 1,475
     ===========================================================================
     Earnings
       Revenues                                   $ 2,127    $ 1,847    $ 1,223
       Operating and other expenses                 1,077        934        858
       Provision for income and resource taxes        222         99         62
     ---------------------------------------------------------------------------
     Net earnings                                 $   828    $   814    $   303
     ===========================================================================
     Cash flow
       Operating activities                       $   981    $   843    $   496
       Financing activities                           (38)       (83)       (61)
       Investing activities                           (76)      (203)      (144)
       Distributions                                 (945)      (526)      (203)
       Effect of exchange rates on cash                 -         (8)        (6)
     ---------------------------------------------------------------------------
     Increase (decrease) in cash                  $   (78)   $    23    $    82
     ===========================================================================

     Income and resource taxes are only provided for incorporated joint ventures. The liability for income taxes for unincorporated joint ventures rests at the parent entity level and is not included in this table.

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
Years ended December 31, 2006, 2005 and 2004
===============================================================================

21.  SUPPLEMENTARY CASH FLOW INFORMATION

     ===========================================================================
     (Cdn$ in millions)                              2006       2005       2004
     ---------------------------------------------------------------------------

     (a)  Cash and cash equivalents
            Cash                                  $   156    $   132    $   115
            Money market investments with
               maturities from the date of
               acquisition of 3 months or less      4,898      1,966        760
     ---------------------------------------------------------------------------
                                                  $ 5,054    $ 2,098    $   875
     ===========================================================================
     (b)  Changes to non-cash working capital
             items
            Accounts and settlements receivable   $  (192)   $  (164)   $   (58)
            Inventories                              (118)      (120)       (24)
            Accounts payable and accrued
               liabilities                            321         34          6
            Current income and resource taxes
               payable                                288        229         49
     ---------------------------------------------------------------------------
                                                  $   299    $   (21)   $   (27)
     ===========================================================================
     (c)  Interest and taxes paid
            Interest paid                         $   111    $    49    $    50
            Income and resource taxes paid        $   846    $   177    $    79

     (d)  Non-cash financing transaction Value
             ascribed to shares issued on
             conversion of debt (Note 17(c)(d))   $   107    $     -    $   185

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
Years ended December 31, 2006, 2005 and 2004
===============================================================================

22.  COMMITMENTS AND CONTINGENCIES

     (a)  Derivatives and financial instruments

          Derivative positions at December 31, 2006, are as follows:

          ==========================================================================================================================
                                                                                                            Unrealized     Carrying
                                                                2007        2008        2009      Total    gain (loss)        Value
          --------------------------------------------------------------------------------------------------------------------------
                                                                                                                  (Cdn$ in millions)
          Gold (thousands of ozs)
            Fixed forward sales contracts                         44          44          43        131
            Average price (US$/oz)                               350         350         350        350          $ (47)       $   -

            Fixed forward sales contracts                          8           -           -          8
            Average price (Cdn$/oz)                              520           -           -        520             (2)           -

          U.S. dollars (millions) (i)
             Fixed forward sales contracts                     1,304           -           -      1,304
             Average exchange rate                              1.14           -           -       1.14            (24)         (24)

          Zinc (millions of lbs) (ii)
               Fixed forward purchase commitments                 12           -           -         12
             Average price (US(cent)/lb)                        1.74           -           -       1.74              2            2
                                                                                                                ------        -----
                                                                                                                $  (71)       $ (22)
          ==========================================================================================================================

          Interest rate swap
          Principal amount       Rate swapped       Rate obtained          Maturity date        Unrealized loss      Carrying value
          --------------------------------------------------------------------------------------------------------------------------
          US$100 million         7.00%              LIBOR plus 2.14%       September 2012                 $ (2)                 $ -
          ==========================================================================================================================

          (i) From time to time, the Company purchases U.S. dollar short-term money market investments. The Company purchases the U.S. dollars and at the same time sells U.S. dollars forward to match the maturity of the investment. The unrealized gain or loss on the U.S. dollar investments is offset by the unrealized gain or loss on the foreign exchange contracts. The Company does not apply hedge accounting to these as the change in value of the contracts substantially offsets the change in value of the U.S. dollar investments. The change in market value of both of these items is reported in the earnings for the period.

          (ii) From time to time, certain customers purchase refined zinc at fixed forward prices from the Company's smelting and refining operations. Forward purchase commitments for zinc are matched to these fixed price sales commitments to customers. As the fixed price sales commitments to customers contain a fixed premium component, the relationships are not considered to be sufficiently effective under hedge accounting standards. Accordingly, the Company is unable to apply hedge accounting to zinc forward purchase commitments and has recognized mark-to-market and realized gains on these forward purchase commitments in other income (expense).

     (b)  Legal proceedings and contingencies

          On November 11, 2004, the District Court for Eastern Washington State denied a motion by TCML to dismiss, for want of jurisdiction, a citizen's suit brought by two members of the Confederated Tribes of the Colville Reservation (the "Tribes") supported by the State of Washington. The citizen's suit was brought pursuant to Section 310(a)(i) of the Comprehensive Environmental Response, Compensation, and Liability Act (CERCLA) to enforce a unilateral administrative order issued by the U.S. Environmental Protection Agency (EPA) on

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
Years ended December 31, 2006, 2005 and 2004
===============================================================================

22.  COMMITMENTS AND CONTINGENCIES, continued

          December 11, 2003 (the "UAO"), purporting to require TCML to conduct a remedial investigation and feasibility study with respect to metal contamination in the sediments of the Upper Columbia River and Lake Roosevelt. On February 14, 2005, the Federal Court of Appeals for the 9th Circuit granted TCML's petition for permission to appeal that decision and the District Court entered a stay of proceedings (the "Stay") pending a final decision on the appeal. In September 2005, the District Court lifted the Stay to allow the State of Washington and the Tribes to add the Tribes as an additional plaintiff and to file amended complaints adding the State's and the Tribes' claims for natural resource damages and cost recovery under CERCLA. On September 29, 2005, the individual plaintiffs also served notice of their intention to file suit under the U.S. Resource Conservation and Recovery Act (RCRA) seeking injunctive relief and costs. As far as the Company is aware, no suit has been filed under RCRA.

          On July 3, 2006, the 9th Circuit affirmed the District Court's denial of TCML's motion to dismiss the citizen's suit. On October 30, 2006, the 9th Circuit denied TCML's petition for a rehearing and subsequently granted a stay of mandate until March 6, 2007, pending the filing of an application for further appeal to the U.S. Supreme Court. The Company is preparing the application, which must be filed before February 27, 2007.

          On June 2, 2006, TCML and its U.S. affiliate, TCAI, entered into a Settlement Agreement (the "Agreement") with the EPA and the United States under which TCAI is paying for and conducting a remedial investigation and feasibility study (the "Studies") that, while not carried out under an administrative or judicial order, is consistent with the U.S. National Contingency Plan. TCAI is paying EPA's oversight costs and providing US$1.1 million in annual funding to the EPA to facilitate the full participation of the Tribes, the State and the U.S. Department of Interior, and TCML guaranteed TCAI's performance of the Agreement. TCAI has placed US$20 million in escrow as financial assurance of its obligations under the Agreement. Contemporaneously with the execution of the Agreement, the EPA withdrew the UAO. The recent decision of the 9th Circuit will not affect the Agreement.

          There can be no assurance that the agreement to conduct and fund the Studies and the withdrawal of the UAO will be sufficient to resolve the matter or that TCML or its affiliates will not be faced with further liability in relation to this matter. Until the studies are completed, it is not possible to estimate the extent and cost, if any, of remediation that may be required.

          The Company considers provisions for all our outstanding and pending legal claims to be adequate. The final outcome with respect to actions outstanding or pending as at December 31, 2006, or with respect to future claims, cannot be predicted with certainty.

     (c)  Mining royalty in Peru

          On June 25, 2004, legislation that established a mining royalty of up to 3% of the value of sales of concentrate came into force. Management and its legal advisors are of the opinion that, under current legislation and as well as the mining stability agreement subscribed with the Peruvian government, this royalty is not applicable to Compania Minera Antamina S.A. (CMA) until the expiration of such mining stability agreement on December 31, 2015. On June 28, 2006, however, the Peruvian congress passed a law that requires all mining companies in Peru to pay the mining royalty regardless of whether they have been granted protection under a mining stability agreement; the law was observed by the Peruvian president and returned to Congress to be reviewed. The Company and its legal advisors are of the opinion that any change to the law that unilaterally imposes a royalty payment to a mining Company protected under a mining stability agreement is illegal and unconstitutional. In addition, in December CMA entered into an agreement with the government of Peru providing for voluntary contributions to funds established for the benefit of communities affected by mining operations. These contributions are to be suspended in the event that CMA becomes subject to new royalties or mining levies. As a consequence, no provision for the mining royalty has been made in the financial statements.

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
Years ended December 31, 2006, 2005 and 2004
===============================================================================

22.  COMMITMENTS AND CONTINGENCIES, continued

     (d)  Commitments and guarantees

          Red Dog commitments

          Pursuant to a royalty  agreement with NANA Regional  Corporation  Inc.
          (NANA), TCAK pays NANA an annual advance royalty equal to the greater of 4.5% of Red Dog mine's net smelter return or US$1 million. After the Company recovers certain capital expenditures including an interest factor, TCAK will pay to NANA 25% of net proceeds of production from the Red Dog mine, increasing in 5% increments every fifth year to a maximum of 50%. Advance royalties previously paid will be recoverable against the 25% royalty on net proceeds of production. As at December 31, 2006, expenditures including an interest factor have been fully recovered. The unrecovered cumulative amount of advance royalties paid was US$104 million (2005-US$114 million). Based on the average realized zinc and lead prices in 2006, the Company estimates that the payment of the 25% royalty to NANA will commence in the fourth quarter of 2007 after the Company has recovered all advance royalty payments.

          TCAK  leases  road and port  facilities  from  the  Alaska  Industrial
          Development and Export Authority through which it ships all concentrates produced at the Red Dog mine. The lease requires TCAK to pay a minimum annual user fee of US$18 million but has no minimum tonnage requirements. There are also fee escalation provisions based on zinc price and annual tonnage.

          TCAK has also entered into agreements for the transportation and handling of concentrates from the millsite. These agreements have varying terms expiring at various dates through 2010 and include provisions for extensions. There are minimum tonnage requirements and the minimum annual fees amount to approximately US$9 million, with adjustment provisions based on variable cost factors.

          Antamina royalty

          On the acquisition of the Company's interest in the Antamina mine, the vendor was granted a net profits royalty equivalent to 7.4% of the Company's share of the project's free cash flow after recovery of capital costs and an interest factor on approximately 60% of project costs. The recovery of accumulated capital costs together with interest was completed in 2006 and an expense of $33 million was recorded in the year in respect of this royalty.

          Fort Hills

          Under the Fort Hills agreement, the Company has committed to contribute 34% of the first $2.5 billion of partnership expenditures on the Fort Hills project. In the event that the project is abandoned, all limited partners are required to make additional contributions such that the aggregate contributions of all partners equal $2.5 billion and any unexpended amount will be distributed to the partners according to their partnership interest.

          Elk Valley Coal Partnership guarantee

          Elk Valley Coal has provided an unsecured guarantee, limited in recourse against the Company to the assets of Elk Valley Coal and the interest of the Company therein, with respect to up to $400 million of borrowings by Fording incurred principally in connection with the financing of the transaction pursuant to which the Company acquired its interest in Elk Valley Coal. As at December 31, 2006, Fording had $30 million outstanding under these borrowings of which the Company's 40% share was $12 million.

          Operating leases

          Amounts payable under operating leases are $102 million, with annual payments of $19 million in 2007, $14 million in 2008, $11 million in 2009, $9 million in 2010, $7 million in 2011, and $42 million thereafter. The leases are primarily for office premises, mobile equipment and rail cars.

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
Years ended December 31, 2006, 2005 and 2004
===============================================================================

22.  COMMITMENTS AND CONTINGENCIES, continued

          Forward purchase commitments

          The Company has a number of forward purchase commitments for the purchase of concentrates and power and for shipping and distribution of its products which are incurred in the normal course of business. The majority of these contracts are subject to force majeure provisions.

          Environmental protection

          The Company's operations are affected by federal, provincial, state and local laws and regulations concerning environmental protection. Provisions for future reclamation and site restoration are based on known requirements. It is not possible to estimate the impact on operating results, if any, of future legislative or regulatory developments.

23.  FAIR VALUE OF FINANCIAL INSTRUMENTS

     The carrying amounts of cash and temporary investments, cash held in trust, accounts and settlements receivable, long-term receivables and deposits, other investments, accounts payable, accrued liabilities and other liabilities represent their fair value unless otherwise disclosed. The carrying amounts and the quoted market values of the Company's investments are disclosed in Note 8, and the debentures exchangeable for Inco common shares are disclosed in Note 5. The carrying amounts and the market values for derivative and financial instruments are disclosed in Note 22(a).

     The estimated impact of recording some of these balances at fair value upon adoption of the financial instrument standards is disclosed in Note 3(f).

     The carrying amounts and estimated fair values of the Company's debt instruments at December 31 are summarized as follows:

     ===========================================================================
     (Cdn$ in millions)                 2006                     2005
     ---------------------------------------------------------------------------
                                Carrying     Estimated   Carrying     Estimated
                                  amount    fair value     amount    fair value
     ---------------------------------------------------------------------------

     6.125% debentures due
        October 2035               $ 806         $ 783      $ 806         $ 810
     5.375% debentures due
        October 2015                 349           339        349           347
     7.000% debentures due
        September 2012               231           249        231           254
     6.875% debentures due
        February 2006                  -             -        175           175
     Antamina senior debt              -             -        146           146
     Antamina senior revolving
        credit facility              108           108          -             -

24.  SEGMENTED INFORMATION

     The Company has five reportable segments: smelting and refining, base metals, gold, coal, and corporate and other. Revenue from refined zinc and lead, electrical power, fertilizers and specialty metals operations are included in smelting and refining revenue for segmented purposes. The corporate segment includes administrative, investment, exploration and business development activities. Concentrates sold from one segment to another are valued at market prices. Information for zinc and copper mines were combined into the base metal mines segment in 2006 on the basis that this more appropriately reflects the strategic management of the Company's operations. Prior year comparatives have been restated to conform with current year presentation.

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
Years ended December 31, 2006, 2005 and 2004
===============================================================================

24.  SEGMENTED INFORMATION, continued

     ===============================================================================================================================
     (Cdn$ in millions)                                                       2006
     -------------------------------------------------------------------------------------------------------------------------------
                                               Smelting      Base metal          Gold           Coal        Corporate
                                           and refining           mines         mines          mines        and other         Total
     -------------------------------------------------------------------------------------------------------------------------------
     Segment revenues                          $  1,802        $  3,847      $    143       $  1,177         $     38      $  7,007
     Less inter-segment revenues                      -            (466)            -              -               (2)         (468)
     Revenues                                     1,802           3,381           143          1,177               36         6,539

     Operating profit                               395           2,734             7            444              (19)        3,561
     Interest expense                                 -             (11)            -             (2)             (84)          (97)
     Other corporate expenses                         -             (10)            -              -              156           146
     -------------------------------------------------------------------------------------------------------------------------------
     Earnings before taxes and                      395           2,713             7            442               53         3,610
        discontinued operation

     Capital expenditures                            76             159            44             18               21           318

     Total assets                                 1,627           4,015           402            631            4,772        11,447

     ===============================================================================================================================
     (Cdn$ in millions)                                                       2005
     -------------------------------------------------------------------------------------------------------------------------------
                                               Smelting      Base metal          Gold           Coal        Corporate
                                           and refining           mines         mines          mines        and other         Total
     -------------------------------------------------------------------------------------------------------------------------------
     Segment revenues                            $  937         $ 2,276         $ 127        $ 1,173           $   65       $ 4,578
     Less inter-segment revenues                      -            (159)           -             (2)               (2)         (163)
     -------------------------------------------------------------------------------------------------------------------------------
     Revenues                                       937           2,117           127          1,171               63         4,415

     Operating profit                               134           1,295             9            512               12         1,962
     Interest expense                                 -             (14)            -              -              (55)          (69)
     Other corporate expenses                         -               -             -              -               (2)           (2)
     -------------------------------------------------------------------------------------------------------------------------------
     Earnings before taxes and                      134           1,281             9            512              (45)         1,891
        discontinued operation

     Capital expenditures                            34              77           100             98               14           323

     Total assets                                 1,370           2,881           358            656            3,544         8,809

     ===============================================================================================================================
     (Cdn$ in millions)                                                       2004
     -------------------------------------------------------------------------------------------------------------------------------
                                               Smelting      Base metal          Gold           Coal        Corporate
                                           and refining           mines         mines          mines        and other         Total
     -------------------------------------------------------------------------------------------------------------------------------
     Segment revenues                           $ 1,006         $ 1,709         $ 142          $ 645             $ 51        $3,553
     Less inter-segment revenues                      -            (123)            -              -               (2)         (125)
     -------------------------------------------------------------------------------------------------------------------------------
     Revenues                                     1,006           1,586           142            645               49         3,428

     Operating profit                               119             805            32            125               14         1,095
     Interest expense                                 -             (15)            -              -              (46)          (61)
     Other corporate expenses                         -               -             -              -             (148)         (148)
     -------------------------------------------------------------------------------------------------------------------------------
     Earnings before taxes and                      119             790            32            125             (180)           886
        discontinued operation

     Capital expenditures                            24              54            82             53                3           216

     Total assets                                 1,297           2,653           263            513            1,333         6,059

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
Years ended December 31, 2006, 2005 and 2004
===============================================================================

24.  SEGMENTED INFORMATION, continued

     The geographic distribution of the Company's property, plant and equipment and external sales revenue with revenue attributed to regions based on the location of the customer is as follows:

     ===============================================================================================================================
                                                 Property, plant and equipment                     Revenues
     -------------------------------------------------------------------------------------------------------------------------------
     (Cdn$ in millions)                                    2006            2005            2006            2005            2004
     -------------------------------------------------------------------------------------------------------------------------------
     Canada                                              $1,810          $1,740          $  724          $  578          $  583
     United States                                        1,308           1,256           1,487             842             680
     Latin America                                          498             509             251             252             156
     Asia                                                     -               -           2,770           1,894           1,321
     Europe                                                   -               -           1,201             809             688
     Australia                                               32               8             106              40               -
     -------------------------------------------------------------------------------------------------------------------------------
                                                         $3,648          $3,513          $6,539          $4,415          $3,428
     ===============================================================================================================================

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
Years ended December 31, 2006, 2005 and 2004
===============================================================================

25.  GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES

     The effect of the material measurement differences between generally accepted accounting principles in Canada and the United States on the Company's net earnings is summarized as follows:

     ===========================================================================
     (Cdn$ in millions, except per share data)       2006       2005       2004
     ---------------------------------------------------------------------------

     Net earnings under Canadian GAAP             $ 2,431    $ 1,345     $  617
     Add (deduct)
       Exchangeable debentures due 2024 (b)            (4)        (6)        (6)
       Unrealized holding gains (losses)
          on investments (c)                          (14)        33        (51)
       Deferred start-up costs (d)                    (11)         3         (4)
       Exploration expenses (e)                       (21)         -          -
       Derivative instruments (f)
         Embedded derivatives                          94        (25)        46
         Non-hedge derivatives                        (53)       (62)        31
       Asset retirement obligations (g)                (3)        (3)        (4)
       Deferred stripping (h)                         (17)         -          -
       Other (i)                                       (2)         7         (1)
       Tax effect of adjustments noted above           40         23        (16)
       Tax benefit on redemption of
          exchangeable debentures (b)                 124          -          -
     ---------------------------------------------------------------------------
     Net earnings before changes in accounting
        principles                                  2,564      1,315        612

     Add (deduct)
       Underground development amortization (j)         -          -         (7)
       Tax effect of adjustments                        -          -          3
     ---------------------------------------------------------------------------
     Net earnings under U.S. GAAP
        before comprehensive income adjustments     2,564      1,315        608

     Other comprehensive income (k)
     Add (deduct)
       Unrealized gains (losses) on
          investments (c)
         Arising during the period                    104        102         12
         Less: reclassification adjustments to
            net income                                (78)       (51)       (16)
     ---------------------------------------------------------------------------
                                                       26         51         (4)

       Losses on derivatives designated as cash
          flow hedges (f)
         Arising during the period                      -         (4)       (32)
         Less: reclassification adjustments to
            net income                                (13)       (26)        (1)
     ---------------------------------------------------------------------------
                                                      (13)       (30)       (33)

        Cumulative translation adjustment (k)          21        (51)       (79)
        Additional pension liability (l)                8        (22)        52
        Tax effect of adjustments                      (2)        11         (1)
     ---------------------------------------------------------------------------
     Comprehensive income                         $ 2,604    $ 1,274     $  543
     ===========================================================================

     Earnings per share under U.S. GAAP before
        comprehensive income adjustments
          Basic                                   $ 12.18    $  6.49     $ 3.15
          Diluted                                 $ 11.83    $  6.09     $ 2.95
          Basic from continuing operations        $ 11.63    $  6.49     $ 3.15
          Diluted from continuing operations      $ 11.29    $  6.09     $ 2.95

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
Years ended December 31, 2006, 2005 and 2004
===============================================================================

25. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES, continued

     Balance sheets under Canadian GAAP and U.S. GAAP

     ===========================================================================
     (Cdn$ in millions)                      2006                     2005
     ---------------------------------------------------------------------------
                                       Canadian      U.S.     Canadian     U.S.
                                           GAAP      GAAP         GAAP     GAAP
     ---------------------------------------------------------------------------

     ASSETS
     Current assets
       Cash and cash equivalents       $ 5,054   $ 5,054       $ 2,098  $ 2,098
       Temporary investments               227       227           986      986
       Cash held in trust                  105       105             -        -
       Accounts and settlements
         receivable                        723       723           531      531
       Inventories                         786       786           668      668
       Derivative instruments (f)            -         -             -       45
     ---------------------------------------------------------------------------
                                         6,895     6,895         4,283    4,328

     Investments (c)                       251       348           649      743
     Property, plant and
        equipment (d)(e)(g)(h)(i)(j)     3,648     3,483         3,513    3,450
     Oil sands properties                  190       190            20       20
     Other assets (f)(l)                   463       467           344      382
     ---------------------------------------------------------------------------
                                       $11,447   $11,383       $ 8,809  $ 8,923
     ===========================================================================

     LIABILITIES AND SHAREHOLDERS'
        EQUITY
     Current liabilities
       Dividends payable               $   216   $   216          $ 81     $ 81
       Exchangeable debentures             105       105             -        -
       Accounts payable and
          accrued liabilities (f)          763       794           442      445
       Current portion of
          long-term debt                     -         -           213      213
       Current income and resource
          taxes payable                    443       443           261      261
       Current portion of future
          income and resource taxes        161       161           118      118
     ---------------------------------------------------------------------------
                                         1,688     1,719         1,115    1,118

     Long-term debt (b)                  1,509     1,498         1,508    1,615
     Other liabilities (f)(g)(l)           821       911           667      634
     Future income and resource taxes      880       760           888      919
     Exchangeable debentures                 -         -           248      248
     Shareholders' equity                6,549     6,495         4,383    4,389
     ---------------------------------------------------------------------------
                                       $11,447   $11,383       $ 8,809  $ 8,923
     ===========================================================================

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
Years ended December 31, 2006, 2005 and 2004
===============================================================================

25. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES, continued

     Shareholders' equity under Canadian GAAP and U.S. GAAP

     ===========================================================================
     (Cdn$ in millions)                      2006                     2005
     ---------------------------------------------------------------------------
                                       Canadian      U.S.     Canadian     U.S.
                                           GAAP      GAAP         GAAP     GAAP
     ---------------------------------------------------------------------------

     Capital stock                      $ 2,405   $ 2,281      $ 2,155  $ 2,155
     Retained earnings                    4,225     4,431        2,228    2,330
     Exchangeable debentures
        due 2024 (b)                          -         -          107        -
     Contributed surplus                     64        64           61       61
     Cumulative translation
        adjustment (k)                     (145)        -         (168)       -
     Accumulated other comprehensive
        income (k)                            -      (281)           -     (157)
     ---------------------------------------------------------------------------
                                        $ 6,549   $ 6,495      $ 4,383  $ 4,389
     ===========================================================================

     (a)  Adoption of new accounting standards

          (i) Accounting for defined benefit pension and other post-retirement plans

               During the year, the Company adopted FASB Statement No. 158, "Employers' Accounting for Defined Benefit Pension and Other Post-Retirement Plans - An Amendment of FASB Statements No. 87, 88, 106 and 132(R)". Under SFAS No. 158, employers must recognize a net liability or asset to report the funded or underfunded status of their defined benefit pension and other post-retirement benefit plans on their balance sheets. Changes in the funded status during the year will be recorded in other comprehensive income. The standard does not change the calculation of periodic pension expense under U.S. GAAP but will affect other comprehensive income in future years. Before adoption of this standard, the Company had an additional minimum pension liability of $21 million. The adoption of this standard resulted in a $263 million charge, net of $99 million of taxes, directly to ending accumulated other comprehensive income and had no impact on the Company's net earnings or retained earnings.

          (ii) Post-production stripping costs

               Effective January 1, 2006, under U.S. GAAP, the Company adopted EITF 04-6, "Accounting for Stripping Costs Incurred during Production in the Mining Industry". It requires stripping costs to be accounted for as a variable production cost to be included in the costs of inventory produced during the production phase.

               Under Canadian GAAP, the Company has elected to prospectively adopt EIC-160, the related Canadian standard, and amortizes the existing balance sheet amount relating to deferred stripping costs over the reserves to which it relates. Under U.S. GAAP, the Company has retroactively adopted EITF 04-06 and has elected to recognize the cumulative effect of the adjustment in the opening balance of retained earnings. This resulted in an initial U.S. GAAP difference to decrease property, plant and equipment by $52 million, decrease future income tax liability by $23 million and decrease retained earnings by $29 million.

               Canadian GAAP permits capitalization of stripping activity which represents a betterment of a mineral property. Betterment occurs when the stripping activity increases future output of the mine by providing access to additional sources of reserves. Capitalized stripping costs are amortized on a unit of production basis over the proven and probable reserves to which they relate. Under U.S. GAAP, all stripping costs are treated as variable production costs.

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
Years ended December 31, 2006, 2005 and 2004
===============================================================================

25. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES, continued

          (iii) Accounting changes and error corrections

               On January 1, 2006, the Company adopted SFAS No. 154, "Accounting for Changes and Error Corrections". The new standard requires that entities that make a voluntary change in accounting principle apply that change retroactively to prior period financial statements, unless this would be impracticable. For changes in methods of depreciation and amortization for long-lived assets, the change must be accounted for prospectively, as a change in estimate. The adoption of this standard did not result in a material impact to the Company's consolidated financial statements.

          (iv) Quantifying misstatements in the financial statements

               In 2006, the Company applied Staffing Accounting Bulletin No. 108, issued by the Securities and Exchange Commission. The bulletin provides interpretive guidance on the consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of materiality assessment. The standard uses a dual approach that includes both an income statement and balance sheet assessment of any misstatement. The implementation of this guidance did not result in a material impact to the Company's consolidated financial statements.

     (b) Exchangeable debentures due 2024

          The exchangeable debentures due 2024, redeemed in 2006, were classified as equity with related interest being charged directly to retained earnings. Under U.S. GAAP, these were classified as liabilities and interest was charged against current period earnings. The redemption of the debentures in 2006 (Note 17(c)) was treated as a non-monetary transaction and the carrying value of the debentures was transferred to share capital. Tax benefits arising on the settlement of the debt instrument were recorded in earnings for U.S. GAAP purposes.

     (c)  Unrealized holding gains (losses) on investments

          For U.S. GAAP purposes, certain of the Company's marketable securities are considered to be either available-for-sale securities or trading securities. Available-for-sale securities are carried at market value with unrealized gains or losses included in other comprehensive income until realized or until an other-than-temporary decline occurs. The Company's trading securities are carried at market value with unrealized gains or losses included in net earnings.

     (d)  Deferred start-up costs

          Under Canadian GAAP, mine start-up costs are deferred until the mine reaches commercial levels of production and are amortized over the life of the project. Under U.S. GAAP, these costs are expensed as incurred.

     (e)  Exploration expense

          Under Canadian GAAP, the Company capitalizes exploration expenditures where resources as defined under National Instrument 43-101 exist and it is expected that the expenditures can be recovered by future exploitation or sale. For U.S. GAAP, exploration expenditures are expensed unless proven and probable reserves have been established by a feasibility study.

     (f)  Derivative instruments

          Under Canadian GAAP, derivative instruments to which hedge accounting is applied are held off-balance sheet with realized gains and losses recorded in net earnings. Non-hedge derivative instruments are recorded on the balance sheet at fair value with changes in fair value recorded in other income (Note 22(a)).

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
Years ended December 31, 2006, 2005 and 2004
===============================================================================

25. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES, continued

          For U.S. GAAP purposes, all derivatives are recorded on the balance sheet as either assets or liabilities at fair value. The accounting for changes in the fair value of derivatives depends on whether the derivative has been designated as a fair value or cash flow hedge and whether it qualifies as part of a hedging relationship.

          (i) For fair value hedges, the effective portion of the changes in fair value of the derivatives is offset by changes in the fair value of the hedged item in net earnings. For cash flow hedges, the effective portion of the changes in fair value is accumulated in other comprehensive income and released into net earnings when the hedged item affects net earnings. For derivatives not accounted for as part of a hedging relationship, changes in fair value are included in net earnings.

          (ii) The Company's Inco exchangeable debentures include an option to settle the debt with Inco shares. Under U.S. GAAP, this option constitutes an embedded derivative which is accounted for as a separate derivative instrument and recorded on the balance sheet at fair value with changes in fair value included in net earnings.

          (iii) TCAK's agreement with the Northwest Arctic Borough includes an escalation clause based on zinc price. This constitutes an embedded derivative under U.S. GAAP, and the derivative instrument has been separately valued and recorded at fair value on the balance sheet. Changes in fair value are included in net earnings.

          (iv) The Company's contingent consideration from the sale of Cajamarquilla based on zinc prices (Note 4(a)) constitutes an embedded derivative under U.S. GAAP, and the derivative instrument has been separately valued and recorded at fair value on the balance sheet. Changes in fair value are included in net earnings.

          In 2005 and 2004, certain instruments entered into by Elk Valley Coal were designated as cash flow hedges. For U.S. GAAP purposes, the Company did not designate any other derivatives as hedges under SFAS 133 in the periods presented.

     (g)  Asset retirement obligations

          For U.S. GAAP purposes, the Company adopted FASB Statement No. 143, "Accounting for Asset Retirement Obligations", effective January 1, 2003. The Company adopted the provisions of CICA 3110, "Asset Retirement Obligations", for Canadian GAAP purposes effective January 1, 2004.

          The Canadian and U.S. standards for asset retirement obligations are substantially the same; however, due to the difference in adoption dates, different discount rate assumptions were used in initial liability recognition. This resulted in differences in the asset and liability balances on adoption and will result in different amortization and accretion charges over time.

     (h)  Deferred stripping

          Canadian   GAAP  differs  from  U.S.   GAAP  in  that  it  allows  the
          capitalization of deferred stripping costs when such costs are considered a betterment of the asset.

     (i)  Other

          Other adjustments include differences in respect of equity earnings, long-term debt discounts, interest capitalization and other items.

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
Years ended December 31, 2006, 2005 and 2004
===============================================================================

25. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES, continued

     (j)  Underground development amortization

          Under Canadian GAAP, the Company retroactively adopted the block method of underground amortization, effective January 1, 2004, which resulted in a $4 million charge to opening retained earnings. U.S. GAAP requires that such a change be accounted for as a cumulative adjustment through the current period income statement. Net earnings under U.S. GAAP were reduced by $4 million after-tax during 2004.

     (k)  Comprehensive income

          Under U.S.  GAAP,  comprehensive  income is recognized and measured in accordance with FASB Statement No. 130, "Reporting Comprehensive Income". Comprehensive income includes all changes in equity other than those resulting from investments by owners and distributions to owners. Comprehensive income includes two components, net income and other comprehensive income. Other comprehensive income includes amounts that are recorded as an element of shareholders' equity but are excluded from net income as these transactions or events were attributable to changes from non-owner sources. These items include pension liability adjustments, holding gains and losses on certain investments, gains and losses on certain derivative instruments and foreign currency gains and losses related to self-sustaining foreign operations (cumulative translation adjustment). A standard for comprehensive income and other comprehensive income becomes effective under Canadian GAAP on January 1, 2007.

     (l)  Pension liability

          For U.S. GAAP purposes, the Company is required to report the overfunded asset or underfunded liability of the Company's defined benefit pension and other post-retirement plans on the balance sheet. Changes in the funded status are recorded through other comprehensive income. The information set out below should be read in conjunction with the information disclosed under Canadian GAAP requirements for pension and other employee future benefits provided in Note 16.

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
Years ended December 31, 2006, 2005 and 2004
===============================================================================

25. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES, continued

          The funded status at the end of the year and the related amounts recognized on the statement of financial position for U.S. GAAP purposes are as follows:

     ===========================================================================
     (Cdn$ in millions)                      2006                     2005
     ---------------------------------------------------------------------------
                                              Other post-           Other post-
                                      Pension  retirement   Pension  retirement
                                     benefits    benefits  benefits    benefits
     ---------------------------------------------------------------------------
     Funded status at end of year
       Fair value of plan assets      $ 1,275        $  -   $ 1,126        $  -
       Benefit obligations              1,270         316     1,198         273
     ---------------------------------------------------------------------------
       Funded status                        5        (316)      (72)       (273)

       Unrecognized net actuarial
          gain (loss)                       -           -       187         103
       Unrecognized prior service
          credit (cost)                     -           -        43          (1)
     ---------------------------------------------------------------------------
     Amount recognized at end of year    $  5      $ (316)     $ 158     $ (171)
     ===========================================================================
     Amounts recognized in the
        balance sheet
       Non-current asset                 $ 95        $  -      $  -        $  -
       Current liability                   (3)        (10)         -          -
       Non-current liability              (87)       (306)         -          -
       Prepaid benefit cost                 -           -       174           -
       Accrued benefit cost                 -           -       (16)          -
       Additional minimum
          liability                         -           -       (70)       (171)
       Intangible asset                     -           -        11           -
       Accumulated other
          comprehensive income              -           -        59           -
     ---------------------------------------------------------------------------
                                         $  5      $ (316)    $ 158      $ (171)
     ===========================================================================
     Amounts recognized in accumulated
        other comprehensive income
       Net actuarial loss (gain)         $ 75        $112      $  -        $  -
       Prior service cost (credit)         75          22         -           -
     ---------------------------------------------------------------------------
                                         $150        $134      $  -        $  -
     ===========================================================================

     The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for pension plans with an accumulated benefit obligation in excess of plan assets at December 31, 2006 and 2005, were as follows:

     ===========================================================================
     (Cdn$ in millions)                                        2006        2005
     ---------------------------------------------------------------------------

     Accumulated benefit obligation in excess of plan assets
       Projected benefit obligation at end of year            $ 239       $ 362
       Accumulated benefit obligation at end of year            218         340
       Fair value of plan assets at end of year                 160         285
     ---------------------------------------------------------------------------
     ===========================================================================

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
Years ended December 31, 2006, 2005 and 2004
===============================================================================

25. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES, continued

          The estimated amounts that will be amortized from accumulated other comprehensive income into net periodic benefit cost in 2007 are as follows:

          ======================================================================
                                                                    Other post-
                                                            Pension  retirement
          (Cdn$ in millions)                               benefits    benefits
          ----------------------------------------------------------------------

          Actuarial loss                                        $ 4         $ 6
          Prior service cost                                     10           6
          ----------------------------------------------------------------------
          Total                                                $ 14        $ 12
          ======================================================================

     (m)  Cash flow from operating activities

          Under U.S. GAAP, cash flow from operating activities must be presented as the amount calculated after taking into effect the changes in non-cash working capital items. The disclosure of a subtotal referring to the amount of cash flow from operating activities before changes to working capital items is not permitted.

     (n)  Proportionate consolidation

          U.S. GAAP requires investments in joint ventures to be accounted for under the equity method, while under Canadian GAAP the accounts of joint ventures are proportionately consolidated. All of the Company's joint ventures qualify for the Securities and Exchange Commission's accommodation which allows the Company to continue to follow proportionate consolidation. Additional information concerning the Company's interests in joint ventures is presented in Note 20.

     (o)  Recent U.S. accounting pronouncements

          (i)  Accounting for uncertainty in income taxes

               In June 2006, FASB issued an interpretation under FIN No. 48 which prescribes a recognition and measurement model for uncertain tax positions taken or expected to be taken in the
               Company's tax returns. In addition, FIN No. 48 also provides guidance on derecognition, classification, presentation and disclosure of unrecognized tax benefits. FIN No. 48 is applicable for fiscal years beginning on or after December 15, 2006. The Company estimates the impact of adopting FIN No. 48 will result in an increase to opening retained earnings of approximately $85 million, and a corresponding reduction in tax liabilities. This will have no impact on the Company's results or cash flows.

          (ii) Fair value measurements

               In September 2006, FASB issued SFAS No. 157 which defines fair value, establishes a framework for measuring fair value under U.S. GAAP and expands disclosures about fair values. This standard does not require any new fair value measurements. The standard is applicable for fiscal years beginning after November 15, 2007. The Company is currently considering the impact of the adoption of this interpretation.

26.  SUBSEQUENT EVENT

     On February 12, 2007, the Company announced its intention, subject to regulatory approval, to purchase up to 20 million of its outstanding Class B subordinate voting shares by way of a normal course issuer bid and to implement a two for one subdivision or share split of its Class A common shares and Class B subordinate voting shares. Regulatory approval for the normal course issue bid was received effective February 22, 2007. The share split must be approved by shareholders at the Annual General meeting scheduled for April 25, 2007.